SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                              --------------------


                                    FORM 8-B



                        For Registration of Securities of
                            Certain Successor Issuers
                 Filed Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934



                         VIRGINIA FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                         Virginia                       54-1829288
           (State or Other Jurisdiction of            (I.R.S. Employer
              Incorporation or Organization)         Identification No.)

                             24 South Augusta Street
                            Staunton, Virginia 24401
                          (Address of principal office)

        Securities to be registered pursuant to Section 12(b) of the Act:

              Title of each class      Name of each exchange on which each class
              to be so registered                is to be registered
                Not applicable.                     Not applicable.

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $5.00 per share
                                (Title of Class)

Item 1.  General Information

         (a) The Registrant was organized on September 30, 1996, as a stock corporation under the laws of the Commonwealth of Virginia.

         (b)      The Registrant's fiscal year ends on December 31.


Item 2.  Transaction of Succession

         (a) Planters Bank & Trust Company of Virginia, headquartered in Staunton, Virginia (the "Bank"), was the predecessor issuer which had securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). The Bank filed all of its 1934 Act reports with the Federal Deposit Insurance Corporation.

         (b) Pursuant to the Agreement and Plan of Reorganization, dated as of July 30, 1996, and a related Plan of Share Exchange (collectively, the "Agreement", a copy of which is attached as Appendix A to the Prospectus/Proxy Statement, in the form as provided to shareholders, included as Exhibit 99.1 hereto), the Registrant acquired all of the issued and outstanding capital stock of the Bank. The Agreement was approved by the shareholders of the Bank at a special meeting of shareholders on November 14, 1996. The purpose of the Agreement was to create a bank holding company structure for the Bank. The reorganization of the Bank (the "Reorganization") was accomplished through the Plan of Share Exchange upon the issuance of a Certificate of Share Exchange on January 2, 1997 by the Virginia State Corporation Commission.

             On the effective date of the Reorganization, each share of common stock of the Bank, par value $10.00 per share, was converted into one share of common stock of the Registrant, par value $5.00 per share. In order to effect the Reorganization, the Registrant issued 2,000,000 shares of its common stock.

             The Prospectus/Proxy Statement used in connection with the special meeting of shareholders contains a more complete description of the terms of the Reorganization.


Item 3.  Securities to be Registered

             With respect to the Registrant's Common Stock, there are: (1) presently, 5,000,000 shares of Common Stock, $5.00 par value per share, authorized; (2) presently, 2,000,000 shares of Common Stock outstanding; and (3) presently, no shares issued which are held by or for the account of the Registrant.

Item 4.  Description of Registrant's Securities to Be Registered

                  The Registrant is authorized to issue up to 5,000,000 shares of its Common Stock, par value $5.00 per share. Presently, the Registrant has 2,000,000 shares of Common Stock outstanding. No shares of preferred stock are authorized by the Registrant. The following summary description of the capital stock of the Registrant is qualified in its entirety by reference to the Articles of Incorporation, as amended, of the Registrant and the Registrant's Bylaws, copies of which are attached hereto as exhibits.

                  All shares of Registrant Common Stock issued in the Reorganization were fully paid and nonassessable. Holders of common stock are not be entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock..

                  The holders of Registrant Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to certain limitations on the payment of dividends, holders of Registrant Common Stock are entitled to share ratably in dividends when declared by the Registrant's Board of Directors for which funds are legally available therefor. The principal sources of income to Holding Company will be dividends from the Bank.

                  The Registrant's primary subsidiary, the Bank, as a Virginia chartered bank, is prohibited from paying a dividend that would impair its paid-in-capital. In addition, the Virginia State Corporation Commission may limit the payment by an Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure a bank's financial soundness.

                  Under current federal law, insured depository institutions, such as the Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Banks' current financial condition, the Registrant does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiary.

                  As a result of these legal restrictions, there can be no assurance that the dividends would be paid in the future by the Registrant's bank subsidiary. The final determination of the timing, amount and payment of dividends on the Registrant Common Stock is at the discretion of the Registrant's Board of Directors and will depend upon the earnings of the Registrant and the Bank, the financial condition of the Registrant and other factors, including general economic conditions and applicable governmental regulations and policies.
                                       3

                  The Registrant's Bylaws provide in Article III, Sections 16 and 17, certain requirements for nominations of directors by shareholders and shareholder proposals, respectively. The Bylaws are included herewith as Exhibit
3.2 and cross-referenced herein related to the specific requirements for such submissions by shareholders. The requirements of these sections must be followed with particularity, and failure to do so may have an effect of delaying, deferring or preventing a change in control of the Registrant.

Item 5.  Financial Statements and Exhibits

(A)      Financial Statements:

         (1)      Annual Report of Planters Bank & Trust Company of Virginia on
                  Form   F-2 for the year ended December 31, 1995.

         (2) Annual Report to Shareholders of Planters Bank & Trust of Virginia for the year ended December 31, 1995

         (3) Quarterly Report of Planters Bank & Trust Company of Virginia on Form F-4 for the quarter ended March 31, 1996.

         (4) Quarterly Report of Planters Bank & Trust Company of Virginia on Form F-4 for the quarter ended June 30, 1996.

         (5) Quarterly Report of Planters Bank & Trust Company of Virginia on Form F-4 for the quarter ended September 30, 1996.

(B)      Exhibits:

         (1) Agreement and Plan of Reorganization and Plan of Share Exchange (included as Appendix A to the Proxy
                  Statement/Prospectus included herewith as Exhibit 99.1).

         (3.1)    Articles of Incorporation of Virginia Financial Corporation.

         (3.2)    Bylaws of Virginia Financial Corporation.

         (21)     Subsidiaries of Virginia Financial Corporation.

         (27)     Financial Data Schedule.

         (99.1) Proxy Statement/Prospectus of Planters Bank & Trust Company of Virginia related to the Reorganization.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       VIRGINIA FINANCIAL CORPORATION


Date:  March 24, 1997                  By:     /s/ Harry V. Boney, Jr.
                                       -------------------------------
                                                Harry V. Boney, Jr.
                                                President and
                                                Chief Executive Officer

                                                  FINANCIAL STATEMENT 5(A)1


                                    FORM F-2
                                  ANNUAL REPORT
                                UNDER SECTION 13
                                OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                               FOR THE FISCAL YEAR
                             ENDED DECEMBER 31, 1995
                         FDIC CERTIFICATE NUMBER 20786-1
                                      * * *
                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA
                                STATE OF VIRGINIA
                  IRS EMPLOYEE IDENTIFICATION NUMBER 54-0913256
                             24 SOUTH AUGUSTA STREET
                            STAUNTON, VIRGINIA 24401
                            TELEPHONE: (540) 885-1232
                    SECURITIES REGISTERED PURSUANT TO SECTION
                               12 (b) OF THE ACT:
                               TITLE OF EACH CLASS
                                      None
                      NAME OF EXCHANGE ON WHICH REGISTERED
                                      None
           SECURITIES REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT
                                 TITLE OF CLASS
                         COMMON STOCK, PAR VALUE $10.00

      Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2. [ X ]
      Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                    YES   X     NO
                                        ----       -----

      The aggregate market value of the voting stock held by nonaffiliates of the registrant was $74,000,000 as of February 5, 1996.

      The number of shares outstanding of the registrants' stock, which is Common, was 2,000,000 shares as of February 5, 1996.


                       DOCUMENTS INCORPORATED BY REFERENCE

                  1995 Annual Report                 Part II and Part IV
                  Proxy Statement                    Part I and Part III

                                     PART I

ITEM I.  BUSINESS
GENERAL
    Planters Bank & Trust Company of Virginia (hereinafter referred to as "the Bank") was incorporated under the laws of the Commonwealth of Virginia on October 29, 1971. It opened for business on September 1, 1972, with its main office located at U.S. Route 250 and State Route 640 in Augusta County, Virginia. The name Augusta Bank & Trust Company was changed to Planters Bank & Trust Company of Virginia as part of a merger of Planters Bank & Trust Company, Staunton, Virginia, a bank organized under the laws of the Commonwealth of Virginia, into Augusta Bank & Trust Company as of October 1, 1977.
    Planters Bank & Trust Company, Staunton, Virginia, (Planters Bank) had been incorporated under the laws of the Commonwealth of Virginia on September 13, 1911. It opened for business on November 21, 1911, with its main office located at 24 South Augusta Street, Staunton, Virginia.
    Securities of the Bank consist of one class -- Common Stock. There are 2,000,000 shares outstanding held of record by 1,067 stockholders as of December 31, 1995. The Bank is authorized to issue the aggregate number of five million (5,000,000) shares of Common Stock of the par value of ten dollars ($10.00) per share.
    The Bank's main office is located at 24 South Augusta Street, Staunton, Virginia. Branch offices are located in Staunton, Virginia, at (1) 2307 West Beverley Street, (2) 2201 North Augusta Street, and (3) 1135 Richmond Road. Branches are located in Augusta County at (1) 132 Greenville Road, Stuarts Draft, (2) U.S. Route 11 in Verona, (3) 1480 Greenville Avenue, Staunton and (4) the intersection of U. S. Route 250 and State Route 640 in Fishersville. A branch is located in Waynesboro, Virginia, at the intersection of North Poplar and Ohio Streets. A branch is located in Rockingham County at 106 Sixth Street, Grottoes, Virginia. The Bank employs one hundred and fifty-five (155) full-time employees and nineteen (19) part-time employees.
    The Bank's trade area includes approximately 80% of Augusta County, Virginia, and encompasses the independent cities of Staunton, Waynesboro and the Grottoes, Virginia area in Rockingham County. The population of the trade area is estimated to be 105,000.

    During the preceding five years, the Bank increased in total assets and in the number of customers served. On April 1, 1984, Planters Bank & Trust Company of Virginia purchased the Verona office of Bank of Virginia located on U.S. Route 11, Verona, Virginia, and operates this facility as a branch of the Bank.
    The Bank, on November 10, 1987, was authorized to establish a branch at 1480 Greenville Avenue, Staunton, Virginia. The Bank opened the branch at this location May 8, 1989.
    The Bank, on April 15, 1994, purchased the Grottoes, Virginia office of First Union National Bank of Virginia, and operates this facility as a branch of the Bank.
    The Bank, on September 1, 1994, leased office space consisting of 263.556 square feet located at 2262 Bluestone Hills Drive, Harrisonburg, Virginia 22801. This facility is used for the sole purpose of generating secondary mortgage market real estate loans.
    The Bank, in January 1996, formed Planters Insurance Agency, Inc., a wholely-owned subsidiary of the Bank and is licensed to sell title insurance.
    At the Annual Meeting of Stockholders held April 14, 1987, the stockholders approved an amendment to the Articles of Incorporation to increase the authorized shares of stock from 500,000 shares to 2,000,000 shares.
    The Board of Directors declared a 100% stock dividend payable in December, 1990 and December, 1993.
    At the Annual Meeting of Stockholders held April 12, 1994, the stockholders approved an amendment to the Articles of Incorporation to increase the authorized shares of stock from 2,000,000 shares to 5,000,000 shares.

SERVICES
    Principal services offered and rendered by the Bank include the following:


Savings Accounts                                       Home Equity
------------------

Statement Savings:
  Personal
  Business
Passbook Savings:
  Personal
  Business
Individual Retirement Accounts
Certificates of Deposit:
  7-31 Days
  90 Days
  182-Days
  1 Year
  1 1/2-Years
  2 1/2-Years
  4 Years
Christmas Clubs
Save-O-Matic

Checking Accounts
-------------------
Personal
Negotiable Order of Withdrawal
Money Market
Zero Balance Checking
Business
Organizations and Clubs
Estate
Student
Personalized Checks
Quarterly or Monthly
  Statements

Loans
------

Personal
Home Improvement
Automobile or Trailer
Business
Student
Mortgage
Agriculture
Vacation
Visa and MasterCard Accounts

Customer Service Department
----------------------------

Stop Payments
Statements on Demand
Photocopies of Checks and Records
Assistance in Balancing Checkbooks
Computation of Interest

International Banking
----------------------

Letters of Credit
Foreign Collection
Bank Transfer Wire Service
Foreign Currency Available

Trust Department
-----------------

Executor or Administrator of Estates

Testamentary Trustee
Inter Vivos Trustee
Guardian
Agent Under Agreement
Escrow Agreement
Power of Attorney
Trustee Under Employee Benefit
Agreements

Additional Services
-------------------

Bank Transfer Wire Service
Bank by Mail
Drive-in Banking, all locations
Night Depositories
Bank Money Orders
Travelers Checks
Safe Deposit Boxes
Bank Drafts
Cashier's Checks
Savings Bonds
Utility Bill Payments
Applications for Visa and MasterCard
Notary Public
Certified Checks
Federal Tax Deposits
Electronic Direct Deposit and Payment of
Funds
Automatic Transfers of Funds Between
Accounts
Retail Repurchase Agreements
Automated Teller Machines

 In rendering these services, the Bank serves general retail businesses in the cities of Staunton and Waynesboro, Augusta County and in Grottoes, Virginia.
    Lumbering operations, paving facilities and quarrying concerns are serviced as well as dairy and beef cattle operations and some sheep operations. Also served are various manufacturing concerns employing from 10 to 2,000 persons.

COMPETITION
    NationsBank, First Virginia Bank-Shenandoah Valley, Jefferson National Bank, First Union National Bank of Virginia, Crestar Bank, Patrick Henry National Bank, F&M Bank, Massanutten and Bank of Rockbridge maintain 27 offices within the trade area of the Bank. These banks offer full banking services with the exception of the Bank of Rockbridge and Patrick Henry National Bank which do not offer trust services.
    One savings bank has three offices within the Bank's trade area. It is highly competitive with commercial banks in their quest for deposits and loans, individual retirement accounts and time accounts.In the area of real estate loans it is also a formidable competitor.
    Other institutions compete effectively and aggressively for various types of business within the Bank's trade area. The several credit unions in the Bank's trade area aggressively offer commercial bank products. Automobile sales finance companies compete for automobile financing and dealership floor plans. Sales finance companies finance small appliances and furniture and personal loan companies compete effectively. Direct lending by governmental agencies is done primarily through Staunton Farm Credit, A.C.A. which maintains an office outside the Staunton city limits. Farmers Home Administration operates within the Bank's trade area also. Deposits and loans from medium-sized and larger business organizations are successfully solicited by financial institutions located outside the Bank's service area. There is also competition from the numerous insurance companies represented in the area. In offering trust services there is competition with attorneys as well as other banks.

    No material part of the business of the Bank is dependent upon a single or a few customers and the loss of one or more customers would not have a materially adverse effect upon the business of the

Bank. Management is not aware of any indications that the business of the Bank or material portion thereof is, or may be, seasonal.

ITEM 2.  PROPERTIES
    The Bank owns ten (10) parcels of property. Nine (9) of these properties are land and buildings used by the Bank in its operation and one (1) property is held for future bank use. The properties are more fully described as follows:
    1. The Bank owns the land and building at its main office located at 24 South Augusta Street, Staunton, Virginia. The land with buildings was purchased from various owners at various dates. The Bank has completed an expansion and renovation program at this location whereby 18 on-site parking spaces were provided, along with entry and exit from Augusta Street, entry from Johnson Street and exit onto Central Avenue. Also provided are appropriate entry lanes for three drive-up windows. The renovated building has a basement area of 6,415 sq. ft., a commercial and trust banking area of 11,827 sq. ft., and a second floor was developed into a customer service area and offices. The Bank purchased a piece of property, December 1985, located at the corner of Central Avenue and Johnson Streets. This parcel joins property presently owned by the Bank. The building, which was gutted by fire, was torn down and the lot is presently leased to the City of Staunton. The Bank purchased a piece of property, May 12, 1989, located at 11 West Johnson Street. During 1993, the building was removed and a new building was incorporated into the present Bank building. This addition consisting of three floors contain 3,476 square feet. This building and location are considered ample to accommodate the Bank's needs for the immediate future.
    2. The Bank owns a 1-3/4 acre parcel of property at 1135 Richmond Road, Staunton, Virginia. This property fronts 158 feet on U. S. Route 250. The land was purchased in March 1964, and in March 1966, a 1,650 sq. ft. one story brick bank building was completed. During 1987, the drive-up facilities were expanded and the entrance was rerouted for drive-in traffic. A portion of land on the northeast side consisting of
         0.165 acres was sold in December 1981. The topography of this small parcel was such as it would have been of no value for future expansion. This building and location are considered ample to accommodate the Bank's needs for the immediate future.

    3. The Bank owns a parcel of land in Staunton, Virginia, with 175 feet of frontage on West Beverley Street known as 2307 West Beverley. This parcel contains approximately 42,800 sq. ft. and was purchased in 1966, and in 1968 a 2,112 sq. ft. one-story brick bank building with full basement was constructed. The Bank purchased an adjoining piece of property known as 2301 West Beverley Street on June 25, 1987, which contains 0.914 acres and a one story brick and block building containing approximately 1,200 sq. ft. at a cost of $115,000. A portion of this property is used for a new and expanded drive-in entrance which was completed at the end of 1987. The building on the remaining portion of this property is rented on a 5 year lease. The present branch site with the adjoining property is considered ample to accommodate the Bank's needs for the immediate future.
    4. The Bank owns a parcel of property at 250 North Poplar Avenue, Waynesboro, Virginia. This property fronts 202 feet on North Poplar Avenue and 200 feet on Ohio Street. The land was purchased October 1977, and in November 1978 a one-story brick bank building consisting of 3,832 sq. ft. was occupied. This building and location are considered ample to accommodate the Bank's needs for the foreseeable future.
    5. In Augusta County, the Bank owns a parcel of land at the northeast corner of the intersection of U. S. Route 250 and Virginia State Route 640 approximately 1.4 miles west of Waynesboro city limits. This location consists of 3.47 acres of land, improved with a single-story 3,825 sq. ft. building designed for commercial banking functions with ample ingress, egress and parking. The land was purchased July 18, 1972, and the building completed in December 1973. This building and location are considered ample to accommodate the Bank's needs for the foreseeable future.
    6. The Bank purchased a parcel of land fronting on State Route 340, Stuarts Draft, Virginia, in December 1981. This parcel of land is 225 feet by 225 feet. A used preconstructed building containing 1,440 sq. ft. was placed on the land in April 1982. The construction of a new building consisting of 3,130 sq. ft. on the ground floor and a basement consisting of 1,080 sq.

         ft. was completed in August of 1988 at a cost of approximately $350,000. This building and location are considered ample to accommodate the Bank's needs for the immediate future.


    7. The Bank purchased a piece of property located on the west side of U.S. Route 11 in Verona, Virginia, from the Bank of Virginia on April 1, 1984. It contains 36,024 sq. ft. or 0.827 acres of land and has 120 feet frontage on Route 11. Located on the property is a two-story brick building containing 2,416 sq. ft. on the first floor and 1,794 sq. ft. on the second floor. Due to the widening of U.S. Route 11, it was necessary to relocate the drive-up windows and the automated teller machine. An addition was added to the rear of the building consisting of 441 square ft. for the drive-up facility. This facility now has three drive-up lanes. This addition was completed in August 1991 at a cost of $135,000.
    8. The Bank purchased a parcel of land October 20, 1987, at 1480 Greenville Avenue in Augusta County, just south of the city of Staunton at a cost of $259,337. The construction of a new building consisting of 3,130 sq. ft. on the ground floor and a basement consisting of 1,080 sq. ft. was completed and opened May 8, 1989 at a cost of approximately $400,000. This property contains
         1.269 acres with a 200 foot road frontage on Greenville Avenue.
    9. The Bank purchased a piece of property located at 106 Sixth Street, Grottoes, Virginia from First Union National Bank of Virginia on April 15, 1994. It contains 52,000 square feet of land with twenty parking spaces with ample ingress and egress from Sixth Street and from Seventh Street as the property extends through the block. Located on the property is a two-story brick building containing 6,000 square feet. This facility has one drive-up lane. This building and location are considered ample to accomodate the Bank's needs for the foreseeable future.
    10. The Bank owns a piece of property consisting of land and a two-story building fronting 23 feet on Johnson Street, Staunton, Virginia. This property is presently under lease and is held for future expansion.

LEASED PROPERTIES

    The Bank leases its Northside banking facility located in the Terry Court Shopping Center on North Augusta Street, Staunton, Virginia. In 1986, the Bank renegotiated its lease with Highway Properties, Inc. to expand the banking facilities. The facilities at this location now consist of banking quarters of approximately 1,800 sq. ft. and a two-window drive-up facility with ingress, egress and right-of-way to and from these premises. The renegotiated lease was for an initial term of five years, expiring April 30, 1991 with three 5-year options to renew the lease. The Bank exercised the first option April 30, 1991, to renew the lease for an additional five year period expiring April 30, 1996. The base monthly rental for the first year is $1,425 per month with an increase of 2 1/2% of the monthly rent each year for the remaining four years. Lease expense for 1995 was $19,070. The Terry Court Shopping Center was sold, subject to the lease, to W. J. Perry Corporation, trading as Terry Court Properties, and subsequently sold to W. Thomas Eavers doing business as Terry Court Properties.

ITEM 3. LEGAL PROCEEDINGS

    The Bank is party to various legal proceedings originating from the ordinary course of business. Management and counsel are of the opinion that settlement of these items should not have a material effect on the financial position of the Bank.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    See proxy statement form F-5 items titled "Principal Shareholders and Stock Beneficially Owned by Directors and Officers as a Group".

                                     PART II
ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

    See Annual Report, "Comments by Management," page 3, for market and dividend information. Management knows of no restrictions on the Bank's ability to pay future dividends and management expects to continue to pay quarterly dividends in the future.
    The number of holders of the Bank's Common Stock (the only class of equity security of the Bank) of record was 1,067 as of the end of the Bank's fiscal year, December 31, 1995.

ITEM 6.  SELECTED FINANCIAL DATA
    See Annual Report, page 1, item titled "Selected Financial Data" and Table 1 of Item 7 of "Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM. 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS

Earnings Performance:
    Net income for 1995 was $5,034,607 compared to $4,753,161 in 1994 for an increase of 5.92 percent. On a per share basis 1995 earnings were $2.52 per share. Net income for 1994 was $4,753,161 compared to net income of $4,637,428 in 1993 for an increase of 2.50 percent. On a per share basis 1994 earnings were $2.38. All income generated is from commercial banking and trust activities.

TABLE 1                                     SELECTED FINANCIAL DATA

                                                                                Years Ended December 31,

                                                           1995           1994          1993           1992         1991
                                                         --------       --------      --------       --------      ------
For the Year
(In thousands, except per share data)
    Interest Income                                     $ 26,073       $ 22,902      $ 21,436      $ 21,310      $ 22,166
    Interest Expense                                      12,343          9,748         9,209        10,547        12,605
    Net Interest Income                                   13,730         13,154        12,227        10,763         9,561
    Provision for Loan Losses                                309            421           217           168           303
    Non-Interest Income                                    2,127          2,207         2,235         2,170         1,817
    Non-Interest Expense                                   8,235          8,082         7,511         7,251         6,792
    Applicable Income Taxes                                2,278          2,105         2,097         1,685         1,338
    Net Income                                             5,035          4,753         4,637         3,829         2,946
Per Common Share:
    Net Income*                                             2.52           2.38          2.32          1.91          1.47
    Cash Dividends Paid*                                    0.83           0.71          0.60          0.54          0.49
    Book Value*                                            17.08          15.02         13.67         11.95         10.58
Average Balances
(In thousands)
    Assets                                              $347,661       $332,397      $303,842      $271,896      $242,826
    Earning Assets                                       330,534        315,005       287,389       256,992       228,743
    Loans                                                204,564        181,684       169,688       162,135       159,255
    Investment Securities                                124,104        132,181       114,548        90,128        63,610
    Deposits                                             306,100        296,369       274,848       245,823       217,831
    Stockholders' Equity                                  32,524         29,159        25,718        22,521        20,222

End of Period Balance Sheet
(In thousands)
    Assets                                              $356,068       $344,473      $308,243      $297,189      $250,637
    Earning Assets                                       337,612        325,961       293,347       281,094       234,520
    Loans                                                212,327        196,579       171,068       167,325       158,983
    Investment Securities                                125,398        129,332       122,229       113,750        73,577
    Deposits                                             319,578        297,006       279,290       269,355       226,683
    Stockholders' Equity                                  34,154         30,046        27,335        23,898        21,149

Ratios
    Return on Average Assets                                1.45%          1.43%         1.53%         1.41%         1.21%
    Return on Average Equity                               15.48          16.30         18.03         17.00         14.57
    Common Dividends to
      Earnings Per Common Share*                           32.97          29.87         25.88         28.20         33.22
    Average Earning Assets
      to Average Total Assets                              95.07          94.77         94.59         94.52         94.20
    Average Stockholders' Equity
      to Average:
      Assets                                                9.36           8.77          8.46          8.28          8.33
      Loans                                                15.90          16.05         15.16         13.89         12.70
      Deposits                                             10.63           9.84          9.36          9.16          9.28
    Net Charge-Offs to Average Loans                         .02            .06           .08           .08           .13
      Loan Loss Reserve to Period-End Loans                 1.31           1.28          1.30          1.28          1.32


*Adjusted for 100 percent stock dividend, December 1993.

TABLE 2                      COMPARATIVE OPERATING DATA


Fully Taxable-Equivalent Basis
(Dollars in thousands)

                                                                                                   Increase(Decrease)
                                           Years Ended December 31,              Years 1995 Over 1994      Years 1994 Over 1993
                                      -------------------------------          --------------------        ---------------------

                                          1995        1994       1993             Amount     Percent         Amount       Percent
                                        --------    -------    -------            ------     -------         ------       -------
Interest Income:
    Loans                                $19,138    $15,513    $14,588           $ 3,625       23.37        $   925          6.34

    Investment Securities                  7,203      7,716      7,102              (513)       6.65            614          8.65
    Federal Funds Sold                       107         41         99                66      160.98            (58)        58.59
                                        --------    -------   --------           -------      ------         ------         -----

        Total Interest Income             26,448     23,270     21,789             3,178       13.66          1,481          6.80
Interest Expense:
    Deposits                              11,901      9,499      9,169             2,402       25.29            330          3.60
      Federal Funds Sold and
      Securities Sold Under
      Agreements to Repurchase               442        248         40               194       78.23            208        520.00
                                        --------    -------    -------           -------      ------        -------        ------
        Total Interest Expense            12,343      9,747      9,209             2,596       26.63            538          5.84
                                         -------    -------    -------           -------      ------        -------        ------

Net Interest Income                       14,105     13,523     12,580               582        4.30            943          7.50
Provision for Loan Losses                    309        421        217              (112)      26.60            204         94.01
                                        --------   --------   --------           -------      ------        -------       -------
Net Interest Income After
  Provision for Loan Losses               13,796     13,102     12,363               694        5.30            739          5.98
                                         -------    -------    -------           -------      ------        -------       -------
Non-Interest Income Excluding
  Security Gains or (Losses)               2,125      2,206      2,192               (81)       3.67             14          0.64
Securities Gains or (Losses)                   1          1         44                 0        0.00            (43)        97.73
                                        --------    -------   --------          --------      ------         ------       -------

Total Non-Interest Income                  2,126      2,207      2,236               (81)       3.67            (29)         1.30
                                         -------    -------    -------            ------      ------        -------      --------
Non-Interest Expense                       8,235      8,083      7,512               152        1.88            571          7.60
                                         -------    -------    -------           -------      ------       --------      --------

Income Before Income Taxes                 7,687      7,226      7,087               461        6.38            139          1.96
Applicable Income Taxes                    2,278      2,105      2,097               173        8.22              8          0.38
Tax Equivalent Adjustment:
    Loans                                     19         11         50                 8       72.73            (39)        78.00
    Investment Securities                    355        357        303                (2)       0.56             54         17.82
                                         -------   --------   --------            ------      ------       --------       -------

Net Income                               $ 5,035    $ 4,753    $ 4,637           $   282        5.93       $    116          2.50
                                         =======    =======    =======           =======       =====       ========         =====

             Interest Income:
                 Interest income in 1995 increased $3,178,000 compared to 1994 for an increase of 13.66%. This increase was due to average earning assets increasing by $15,529,000 and the tax-equivalent yield increasing from 7.39% in 1994 to 8.00% in 1995.
                 Interest income in 1994 increased $1,481,000 compared to 1993 due to an increase in average earning assets as the tax-equivalent yield on average earning assets decreased to 7.39% during 1994. Interest income in 1993 increased $151,000 compared to 1992 due to a larger amount of interest earning assets than in 1992.

             Interest Expense:
                 Interest expense during 1995 increased $2,596,000 compared to
             1994. This represents an increase of 26.63% . This increase was due to interest bearing liabilities increasing by $10,058,000 and the average rate paid during 1995 increasing to 4.51% compared to 3.70% in 1994.
                 Interest expense increased $538,000 in 1994 compared to 1993 due to increased interest bearing liabilities in 1994 compared to 1993. Lower interest rates during 1993 and 1992 had a greater impact on interest expense than it had on interest income. Interest expense decreased about $1,338,000 or 12.69% in 1993 compared to 1992. The average cost of interest bearing liabilities decreased to 3.70% in 1994 compared to 3.77% in 1993.

                 Net interest income and the net interest margin along with the average yield of the individual categories for the years 1993 through 1995 is shown on Table 3A. Table 3B summarizes the effect on net interest income of changes in interest rates earned and paid as well as changes in volume.
                 The presentation appears on a fully tax-equivalent basis to adjust for the tax exempt status of income earned on certain loans and investment securities using statutory rates of 34% in 1995, 1994 and 1993.

TABLE 3A                               NET INTEREST INCOME ANALYSIS

Fully Taxable-Equivalent Basis
(Average balance in thousands)


                                                               Average Balance                          Average Yields/Rates

                                                      1995           1994          1993        1995           1994           1993
                                                     ------         ------        ------      ------         ------         -----
Earning Assets
Loans Net of Unearned Income
        Commercial                                 $ 62,069       $ 57,130      $ 52,143        9.67%         8.39%         8.03%
        Real Estate                                 109,754        100,829        99,182        9.13          8.41          8.45
        Consumer                                     31,831         23,218        16,646        9.61          9.53         11.25
        Tax Exempt                                      910            507         1,717        6.21          6.78          8.63
                                                   --------       --------      --------


          Total Loans                               204,564        181,684       169,688        9.36          8.54          8.60


Investment Securities
        United States Treasury                       13,150         15,334        16,394        5.73          5.89          6.24
        Federal Agencies                             94,295         99,316        84,124        5.59          5.60          5.88
        State and Political
          Subdivisions                               16,108         16,452        12,004        7.06          7.12          8.08
        Other                                           551          1,079         2,026        6.88          7.64          7.88
                                                   --------       --------      --------

          Total Investment
            Securities                              124,104        132,181       114,548        5.73          5.84          6.20
Federal Funds Sold                                    1,866          1,090         3,118        5.72          3.79          3.18
Other Assets                                              0             50            35        0.00          0.00          0.00
                                                   --------       --------      --------

          Total Earning Assets
                                                   $330,534       $315,005      $287,389        8.00%         7.39%         7.58%
                                                   ========       ========      ========

Interest-Bearing Liabilities
Interest-Bearing Deposits
        Interest Checking                          $106,571       $142,994      $141,684        3.71%         3.46%        3.50%
        Regular Savings                              38,698         41,281        33,210        3.47          3.49          3.61



                                        13



        Certificates of Deposit                     103,356         66,647        62,186        5.43          4.20          4.50
        Certificates of Deposit
          $100,000 or More                           17,842          7,246         5,072        5.58          4.27          4.21
                                                   --------       --------      --------

  Total Interest Bearing
            Deposits                                266,467        258,168       242,152        4.47          3.68          3.79
Federal Funds Purchased and
        Securities Sold Under
        Agreements to Repurchase                      7,341          5,582         2,070        6.02          4.44          1.95
                                                   --------       --------      --------

  Total Interest-Bearing
            Liabilities                            $273,808       $263,750      $244,222        4.51%         3.70%         3.77%
                                                   ========       ========      ========

Net Interest Margin/Income                                                                      4.27%         4.29%         4.38%




TABLE 3B                        NET INTEREST INCOME ANALYSIS
Fully Taxable-Equivalent Basis
(Income and Expense in thousands)


                                                                             From 1995 to 1994              From 1994 to 1993
                                                                             Increase (Decrease)            Increase (Decrease)
                                            Income/Expense                   Due to Changes In:             Due to Changes In:
                                      1995      1994      1993          Volume      Rate      Net      Volume      Rate       Net
                                     ------    ------    ------         ------      ----      ---      ------      ----       ---
Earning Assets
Loans Net of Unearned Income
      Commercial                    $ 6,004   $ 4,791   $ 4,185        $  478    $   735   $ 1,213    $   418   $   188   $   606
      Real Estate                    10,018     8,476     8,382           814        728     1,542        139       (45)       94
      Consumer                        3,059     2,212     1,873           828         19       847        626      (287)      339
      Tax Exempt                         57        34       148            25         (2)       23        (82)      (32)     (114)

        Total Loans                  19,138    15,513    14,588         2,141      1,484     3,625      1,024       (99)      925

Investment Securities
      United States Treasury            754       903     1,022          (125)       (24)     (149)       (62)      (57)     (119)
      Federal Agencies                5,274     5,559     4,950          (281)        (4)     (285)       850      (241)      609
      State and Political
        Subdivisions                  1,137     1,171       970           (24)       (10)      (34)       317      (116)      201
      Other                              38        83       160           (37)        (8)      (45)       (72)       (5)      (77)


                                       14



        Total Investment
          Securities                  7,203     7,716     7,102          (469)       (44)     (513)     1,029      (415)      614
Federal Funds Sold                      107        41        99            45         21        66        (77)       19       (58)
        Total Earning Assets        $26,448   $23,270   $21,789       $ 1,242   $  1,936   $ 3,178   $  2,040   $  (559)  $ 1,481

Interest-Bearing Liabilities
Interest-Bearing Deposits
      Interest Checking             $ 3,949   $ 4,955   $ 4,963       $(1,350)  $    344   $(1,006)  $     45   $   (53)  $    (8)
      Regular Savings                 1,344     1,439     1,197           (89)        (6)      (95)       281       (39)      242
      Certificates of Deposit         5,613     2,796     2,795         1,994        823     2,817        187      (186)        1

      Certificates of Deposit
        $100,000 or More                995       309       214           591         95       686         93         2        95

        Total Interest Bearing
          Deposits                  $11,901   $ 9,499   $ 9,169       $   371   $  2,031   $ 2,402   $    589   $  (259)   $  330

Federal Funds Purchased and
      Securities Sold Under
      Agreements to Repurchase      $   442   $   248   $    40       $   106   $     88   $   194   $    156   $    52    $  208

        Total Interest-Bearing
          Liabilities               $12,343   $ 9,747   $ 9,209       $   454   $  2,142   $ 2,596   $    721   $  (183)    $ 538


Allowance for Loan Losses:


      The allowance for loan losses is an estimate of an amount, by management, to provide for potential losses in the loan portfolio.

      Various factors including charge-off experience, change in the mix and volume of loans, the level of underperforming loans, the ratio of outstanding loan balances to total loans and the perceived economic conditions in the Bank's trade area are taken into consideration in determining the amount of the provision for loan losses and the total amount of the loan loss reserve.

      The allowance for loan losses was 1.31% of outstanding loans as of December 31, 1995 compared to 1.28% December 31, 1994 and 1.30% December 31, 1993. Net charge-offs were $47,517 in 1995, $113,753 in 1994 and $143,229 in
1993. The percentage of net charge-offs to year-end loans was 0.02% for 1995, 0.06% for 1994 and 0.08% for 1993. The balance of the loan loss reserve was $2,785,792 as of December 31, 1995, $2,524,309 as of December 31, 1994 and
$2,217,175 as of December 31, 1993.

         TABLE 4       SUMMARY OF ALLOWANCE FOR LOAN LOSSES
                        AND SELECTED LOAN LOSS STATISTICS

                                                                               Years Ended December 31,
(Dollars in thousands)                                        1995          1994         1993         1992          1991
                                                            --------      -------      --------     --------      ------
         Allowance for Loan Losses at
           Beginning of Year                                $  2,524     $  2,217      $  2,143     $  2,103      $  2,003
         Provision for Loan Losses                               309          421           217          168           303
                                                            --------     --------      --------     --------      --------
           Subtotal                                            2,833        2,638         2,360        2,271         2,306
                                                            --------     --------      --------     --------      --------
         Loans Charged Off:
           Commercial                                             22           61           112          132           133
           Real Estate                                             2            0            31            9            14
           Consumer                                              119           78            24           60           113
                                                            --------     --------      --------     --------      --------

           Total Charge-Offs                                     143          139           167          201           260
                                                            --------     --------      --------     --------      --------

         Recoveries of Loans Previously
           Charged Off:
           Commercial                                             73            6             9           42            35
           Real Estate                                             0            0             0            3             0
           Consumer                                               22           19            15           28            22
                                                            --------     --------      --------     --------      --------

           Total Recoveries                                       95           25            24           73            57
                                                            --------     --------      --------     --------      --------

         Net Loans Charged Off                                    48          114           143          128           203
                                                            --------     --------      --------     --------      --------

         Allowance for Loan Losses at
           Year-End                                         $  2,786     $  2,524      $  2,217     $  2,143      $  2,103
                                                            ========     ========      ========     ========      ========

         Loans Net of Unearned Income:
           Outstanding at Year-End                          $212,327     $196,579      $171,068     $167,325      $158,983
           Average                                           204,564      181,684       169,688      162,135       159,255

         Ratios:
           Allowance to Year-End Loans                          1.31%        1.28%         1.30%        1.28%         1.32%
           Recoveries to Charge-Offs                           66.43        17.99         14.37        36.32         21.92
           Net Charge-Offs to Average Loans                     0.02         0.06          0.08         0.08          0.13



         TABLE 5             ALLOCATION OF ALLOWANCE FOR LOAN LOSSES



(Dollars in thousands)
                                                              December 31,

                                        % of                    % of                % of                 % of                 % of
                             1995      Total         1994      Total      1993     Total       1992     Total        1991    Total
                            -----      -----         ----      -----      ----     -----       ----     -----        ----    -----
Loans Net of Unearned
      Income:
      Commercial          $ 62,069     30.34%     $ 60,675     30.86%  $ 53,805    31.45%   $ 51,864     31.00%   $ 50,329   31.66%
      Real Estate          109,754     53.65       107,206     54.54    100,041    58.48      96,440     57.64      90,407   56.86
      Consumer              31,831     15.56        27,654     14.07     16,766     9.80      16,871     10.08      17,897   11.26
      Tax Exempt               910      0.45         1,044      0.53        456     0.27       2,150      1.28         350    0.22
                          --------      ----      --------     -----   --------   -------   --------   --------   -------- -------

        Total Loans       $204,564    100.00%     $196,579    100.00%  $171,068   100.00%   $167,325    100.00%   $158,983  100.00%
                          ========    =======     ========    =======  ========   =======   ========    =======   ========  =======

Allocation of Allowance
      for Loan Losses:
      Commercial          $    993     35.64      $  1,010     40.02%  $    650    29.32%   $    733     34.20%   $    760   36.14%
      Real Estate              725     26.02           600     23.77        766    34.55         572     26.70         565   26.87
      Consumer                 524     18.81           394     15.61        230    10.37         263     12.27         282   13.41
      General Risk             544     19.53           520     20.60        571    25.76         575     26.83         496   23.58
                          --------     -----      --------    ------   --------   -------   --------   -------    -------- -------

        Total Allowance   $  2,786    100.00%     $  2,524    100.00%  $  2,217   100.00%   $  2,143    100.00%   $  2,103  100.00%
                          ========    =======     ========    =======  ========   =======   ========    =======   ========  =======

TABLE 6                      NONPERFORMING ASSETS AND LOANS
                             CONTRACTUALLY PAST DUE
(Dollars in thousands)


                                                                          Years Ended December 31,

                                                         1995          1994         1993         1992          1991
                                                         ----          ----         ----         ----          ----
Nonperforming Assets:
Other Real Estate                                        $  0          $  0         $ 44         $  0          $ 44
Nonperforming Loans:
  Loans Past Due as to
    Principal or Interest
    for 60 Days or More                                   685           618          164          271           183
  Loans on Which Accrual of
    Interest Has Been
    Discontinued                                          140           219          170          112           211
                                                         ----          ----         ----         ----          ----
     Total Nonperforming Assets                          $825          $837         $378         $383          $438
                                                         ====          ====         ====         ====          ====

Nonperforming Assets to:
  Total Assets                                           0.23%         0.24%        0.12%        0.14%         0.18%


             Non-Interest Income:

               Non-interest income decreased by $81,149 or 3.68% during 1995 compared to 1994. Trust department income decreased $119,440 or 12.69% during 1995 compared to 1994. This decrease was due to the number of estates being closed and declining interest rates. As interest rates decline the Trust department income is impacted due to a segment of the income earned being based on income collected in the individual accounts. Service charges on deposit accounts and other non-interest income both experienced a modest increase due to the volume of business.
               Non-interest income during 1994 compared to 1993 increased
             $13,937 or 0.64%. Trust department income increased by $150,768 or 19.08% compared to 1993 primarily due to estate settlement fees. Service charges on deposit accounts increased by $36,486 or 6.49% due to an increase in account numbers. Other non-interest income decreased by $173,317 or 20.64% due primarily to decreased fixed-rate real estate mortgage origination fees generated by the secondary mortgage department. Non-interest income during 1993 compared to 1992 increased $24,957 or 1.15%. Trust department income decreased by $44,443 or 5.32% due to declining interest rates. Service charges on deposit accounts also decreased by $16,573 or 2.86%. These decreases were off-set by an increase in fixed-rate real estate mortgage origination fees of $88,771 or 22.10%.

    TABLE 7                        NON-INTEREST INCOME
    (Dollars in thousands)

                                                                                                 Increase (Decrease)

                                                    Years Ended December 31         Yr 1995 Over 1994        Yr 1994 Over 1993

                                                 1995       1994         1993     Amount      Percent      Amount     Percent
                                                 ----       ----         ----     ------      -------      ------     -------
    Trust Income                               $  822     $  941       $  790      $(119)      12.65%    $   151       19.11%
    Service Charges on Deposit
      Accounts                                    621        598          562         23        3.85          36        6.41
    Other Service Charges:
      Commissions and Fees                        612        575          816         37        6.43        (241)      29.53
    Other Operating Income                         71         91           24        (20)      21.98          67      279.17
    Security Gains (Losses)                         1          1           44          0        0.00         (43)      97.73
                                               ------     ------       ------      -----                    -----

     Total Non-Interest Income                 $2,127     $2,206       $2,236      $ (79)       3.58%    $   (30)       1.34%
                                               ======     ======       ======      =====                    =====


    Non-Interest Expense:
     Non-interest expense increased $151,787 or 1.88% during 1995 compared to 1994. Salaries and employee benefits increased $319,377 or 7.29%. This increase was due to increases in individual salaries, an increase in personnel and increases in the cost of employee benefits. An educational department was created during 1995 increasing educational expenses about $32,000. Other operating expenses continue to increase due to increased prices and increases in the total volume of business. Federal deposit insurance expense decreased comparing 1995 to 1994 by about $300,000 due to premium decreases.
     Non-interest expense increased $571,542 or 7.61% during 1994 compared to 1993. Salaries and employee benefits increased by $213,470 or 5.13%. This increase was due to increases in individual salaries and the addition of the staff at the Grottoes branch which was purchased in April of 1994. Premise and fixed asset expense increased $77,214 or 9.23% due to the purchase of the Grottoes office and the installation expense of a network system linking all branches to the main office for data input purposes. An additional $62,000 was expensed in 1994 for Capital Stock Taxes due to an adjustment for the years 1992 through 1994. For 1993, non-interest expense increased $260,684 or 3.60% compared to 1992. This increase was primarily due to $161,975 or 4.05% increase in salaries and employee benefits, and $33,901 or 4.22% increase in net occupancy expense. Other operating expenses increased by $64,809 or 2.65% for 1993.

    TABLE 8                         NON-INTEREST EXPENSE
    (Dollars in thousands)

                                                                                     Increase (Decrease)
                                                                            Yr 1995 Over 1994     Yr 1994 Over 1993
                                             1995        1994         1993       Amount     Percent     Amount        Percent
                                             ----        ----         ----       ------     -------     ------        -------

    Salaries and Employee
     Benefits                              $4,698      $ 4,378    $ 4,165      $ 320       7.31%        $ 213        5.11%
    Net Occupancy Expense                     434          430        338          4       0.93            92       27.22
    Furniture and Fixture Expense             490          483        499          7       1.45           (16)       3.21
    Advertising                               159          153        123          6       3.92            30       24.39
    Data Processing Expense                   528          502        473         26       5.18            29        6.13
    Deposit Insurance                         347          647        601       (300)     46.37            46        7.65
    Postage                                   229          203        189         26      12.81            14        7.41
    Stationery and Supplies                   238          205        186         33      16.10            19       10.22
    Capital Stock Tax                         216          217        143         (1)      0.46            74       51.75
    Amortization of Intangible Assets          24           18          3          6      33.33            15      500.00
    Other                                     871          847        790         24       2.83            57        7.22
    Loss on Sale of Assets                      1            0          1          1     100.00            (1)     100.00
                                           ------      -------   --------      -----     ------          ----      ------
     Total Non-Interest Expense            $8,235      $ 8,083   $ 7,511       $ 152       1.88%        $ 572        7.62%
                                           ------      -------   --------      -----                    -----


    TABLE 9                     SALARY AND EMPLOYEE BENEFIT EXPENSE
    (Dollars in thousands except per employee data)

                                                                                      Increase (Decrease)
                                                                           Yr 1995 Over 1994       Yr 1994 Over 1993
                                            1995        1994         1993     Amount     Percent    Amount        Percent
                                           -------    -------      -------    ------     -------    ------        -------
    Regular Salaries                      $ 3,417      $ 3,132    $ 2,939     $  285       9.10%       $  193        6.57%
    Incentive Compensation                    339          324        314         15       4.63            10        3.18
                                          -------      -------    --------    ------                   ------

     Total Salaries                         3,756        3,456      3,253        300       8.68           203        6.24
    Employee Benefits                         943          927        920         16       1.73             7         .76
                                          -------      -------    --------    ------                   ------

     Total Salaries and Benefits          $ 4,699      $ 4,383    $ 4,173     $  316       7.21%      $   210        5.03%
    Cost Allocated to Mortgage
      Activity                                 (1)          (5)        (8)         4      80.00             3       37.50
                                          -------      -------    -------     ------                   ------
    Net Salaries and Benefits              $4,698      $ 4,378    $ 4,165     $  320       7.31%      $   213        5.11%
    Average Annual Compensation
      Per Employee                        $29,369      $28,647    $28,388     $  722       2.52       $   259         .91%
                                          =======      =======    =======
    Number Full-Time Equivalent
      Employees:
     Year End                                 164          157        147          7       4.46            10        6.80
     Average                                  160          153        147          7       4.58             6        4.08


Liquidity and Interest Sensitivity:

        Liquidity is the ability to satisfy demands for withdrawal of deposits, lending obligations and other corporate needs. Liquidity is provided from sources such as readily marketable investments, principal and interest payments on loans and through increases in deposits and borrowed funds. Planters' deposit base has become more rate sensitive since deregulation; however, there remains a strong base of core deposits. The investment portfolio of which 97.8% matures within five years and the opportunity to purchase Federal Funds provides the basic source of liquidity along with the principal and interest payments on the loan portfolio. In the management of interest rate risk all loans except consumer and mortgage are made on a demand basis, providing the opportunity to reprice the interest. Mortgage loans are made with the opportunity to reprice the interest on a one or three year basis. The Bank strives to maintain a relationship between rate sensitive assets and rate sensitive liabilities which will maximize profits under foreseeable or projected economic and competitive conditions. Additional data regarding liquidity and interest sensitivity is presented in Tables 10 through 14.

    TABLE 10                     INTEREST-SENSITIVITY ANALYSIS
    (Dollars in thousands)

                                                                        December 31, 1995
                                                                Months
                                                                ------
                                                          Over            Over           Over
                                                          One             Three          Six
                                              Within      Through         Through        Through     Over
                                                 One      Three           Six            Twelve      Twelve       Total
                                           ---------      ---------       ---------     --------     -------      ------

    Earning Assets:
    Loans                                  $  81,390        $ 13,777       $ 18,760     $33,125      $ 65,540     $212,592
    Investment Securities                        700           4,999          9,220      18,453        91,807      125,179
    Other Assets                                   0               0              0           0             0            0
                                           ---------        --------       --------     -------      --------     --------

       Total Earning Assets                $  82,090        $ 18,776       $ 27,980     $51,578      $157,347     $337,771
                                           ---------        --------       --------     -------      --------     --------

    Interest-Bearing Liabilities:
     Interest-Bearing Checking             $ 106,271        $      0       $      0     $     0      $      0     $106,271
     Savings                                  38,129               0              0           0             0       38,129
     Large Denomination C/D's                    200           1,074          1,500      11,013         5,426       19,213
     Other Time Deposits                      16,201          10,405         15,105      47,320        23,003      112,034
     Federal Funds and
       Securities Sold Under
       Agreements to Repurchase                1,330               0              0           0             0        1,330
                                           ---------        --------       --------     -------      --------     --------

       Total Interest-Bearing
         Liabilities                       $ 162,131        $ 11,479       $ 16,605     $58,333      $ 28,429     $276,977
                                           ---------        --------       --------     -------      --------     --------

    Interest-Sensitivity Gap               $ (80,041)       $  7,297       $ 11,375     $(6,755)     $128,918     $ 60,794
                                           ==========       ========       ========     ========     ========     ========


             TABLE 11              REMAINING MATURITIES OF CERTIFICATES OF
             (In thousands)                DEPOSIT, $100,000 OR MORE



                                                   December 31, 1995

             Three Months or Less                       $1,274
             Over Three Through Six Months               1,500
             Over Six Through Twelve Months             11,013
             Over Twelve Months                          5,426
                                                       -------

             Total                                     $19,213
                                                       =======

             TABLE 12


                             INVESTMENT SECURITIES
                    MATURITY DISTRIBUTION AND AVERAGE YIELD

                                                                                 December 31, 1995

                                                                                                  Weighted
                                                                                                   Average    Weighted
                                                                      Book        Market          Maturity     Average
(Dollars in thousands)                                                Value       Value         In Yrs Mos    TE Yield
                                                                     ------      ------        -------------  ---------

             U.S. Treasury Securities:
                 Within One Year                                   $  5,499     $  5,522        0     6.9      5.90%
                 After One But Within Five Years                      8,518        8,566        1     7.1      5.66
                 After Five But Within Ten Years                          0            0        0       0         0
                 After Ten Years                                          0            0        0       0         0
                                                                   --------     --------

                      Total U.S. Treasury Securities               $ 14,017     $ 14,088        1     2.3      5.75%
                                                                   --------     --------

             Federal Agencies:
                 Within One Year                                   $ 25,848     $ 25,853        0     6.0      5.51%
                 After One But Within Five Years                     68,230       68,286        3       0      5.74
                 After Five But Within Ten Years                          0            0        0       0         0
                 After Ten Years                                          0            0        0       0         0
                                                                   --------     --------

                      Total Federal Agencies                       $ 94,078     $ 94,139        2     3.6      5.67%
                                                                   --------     --------

             Obligations of State and Political
               Subdivisions:
                 Within One Year                                   $  3,272     $  3,302        0     6.4      8.09%
                 After One But Within Five Years                     10,669       10,698        3     2.2      6.56
                 After Five But Within Ten Years                      2,405        2,415        6     2.8      6.72
                 After Ten Years                                        240          261       21    10.0     12.12
                                                                   --------     --------

                      Total State and Political
                      Subdivisions                                 $ 16,586     $ 16,676        3     4.4      6.97%
                                                                   --------     --------

             Other Securities:
                 Within One Year                                   $    250     $    257        0    10.9      8.75%
                 After One But Within Five Years                        250          252        1     6.5      5.95
                 After Five But Within Ten Years                          0            0        0       0         0
                 After Ten Years                                         50           50        0       0         0
                                                                   --------     --------

                      Total Other Securities                       $    550     $    559        1     2.7      7.35%
                                                                   --------     --------

                      Total Securities                             $125,231     $125,462        2     3.7      5.86%
                                                                   ========     ========



TABLE 13                  RATINGS OF STATE AND POLITICAL
  SUBDIVISIONS INVESTMENT SECURITIES

(Dollars in thousands)
                                                                    December 31, 1995
             Moody's and/or S/P Ratings                     Book Value             Percent of Total
             --------------------------                     ----------             ----------------
                 Aaa                                           $ 5,241                  31.60%
                 Aa                                              3,667                  22.11
                 A, A1, A-                                       7,189                  43.34
                 Not Rated                                         489                   2.95
                                                                ------                  -----
                       Total                                   $16,586                 100.00%
                                                               =======                 ======

             TABLE 14                      MATURITY SCHEDULE OF SELECTED
             (Dollars in thousands)        LOANS


                                                                  December 31, 1995
                                                              Over One
                                              One Year        Through          Over
                                               or Less        Five Yrs         Five Yrs      Total
                                               ---------      --------         --------    --------
             Commercial, Financial
               and Agricultural                $41,072          $3,505          $24,039    $68,616
             Real Estate-
               Construction                     11,660               0                0     11,660
             Tax-Exempt                              3             792                0        795
                                               -------          ------          -------    -------

               Total                           $52,735          $4,297          $24,039    $81,071
                                               =======          ======          =======    =======

             Fixed Rates                                                                   $11,056
             Variable Rates                                                                 70,015
                                                                                           --------
               Total                                                                       $81,071
                                                                                          =========







Stockholders' Equity:

        Shareholders' equity, during 1995, increased $4,107,185 or 13.67%. This increase reflects $732,578 unrealized net gain on securities placed in the available for sale category. During 1994 shareholder equity increased $2,711,051 or 9.92% which reflects $622,110 unrealized net loss on securities placed in the available for sale category. Shareholder equity increased $3,437,428 or 14.38% in 1993. These increases represent retention of net income after the payment of cash dividends. Cash dividends paid increased by 16.90% in 1995, 18.33% in 1994 and 11.11% in 1993. Book value per share at December 31, 1995 was $17.08, at December 31, 1994 was $15.02 and at December 31, 1993 was $13.67. Table 15 presents selected stockholders' equity data.


             TABLE 15             SELECTED STOCKHOLDERS' EQUITY DATA
             (Dollars in thousands except per share data)


                                                                             Year Ended December 31,

                                                                1995         1994          1993        1992          1991
                                                                ----         ----          ----        ----          ----
             Stockholders' Equity at Year-End                 $34,154      $30,046       $27,335     $23,898       $21,149
             Book Value per Common Share*                       17.08        15.02         13.67       11.95         10.58
             Capital Growth Rate                                13.67%        9.92%        14.38%      13.00%        10.24%
             Total Dividends Paid as a
               Percent of Net Income                            32.97        29.87%        25.88%      28.21%        33.27%
             Year-End Stockholders' Equity as
               a Percent of Year-End:
             Assets                                              9.59         8.72          8.87        8.04          8.44
             Loans                                              16.09        15.28         15.98       14.28         13.30
             Deposits                                           10.69        10.12          9.79        8.87          9.33
             Return on Average Assets                            1.45         1.43          1.53        1.41          1.21
             Average Equity to Average Assets                    9.36         8.77          8.46        8.28          8.33

             * Adjusted for 100 percent stock dividend, December 1993.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        See Item 11 titled "Financial Statements and Exhibits" and Annual Report, pages 10-27.


ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

        A. Directors of the Bank See proxy statement form F-5, Item 1, titled "Candidates for Directors," "Election of Directors," pages 2, 3 and 4.

        B.Executive Officers of the Bank The names and ages of all principal officers of the Bank and of all persons chosen to become principal officers, the nature of any family relationship between them, their positions and offices with the Bank and terms of office and any arrangements or understandings between officers and any other person pursuant to which that person was selected as an officer is as follows:

Harry V. Boney, Jr., President and Director, Age 62
        Mr. Boney was employed by Planters Bank & Trust Company, Staunton, Virginia, on April 28, 1975, as Executive Vice President. In January 1976, he became President and has served in that position to the present time.

William P. Heath, Jr., Executive Vice President, Age 51
        Mr. Heath was employed by Planters Bank & Trust Company of Virginia in January 1996 as Executive Vice President and he continues to serve in that capacity. Mr. Heath had thirty-one years experience in banking, having served as Executive Vice President and area President in a statewide banking organization.

Fred D. Bowers, Senior Vice President and Cashier, Age 59
        Mr. Bowers was employed as an Assistant Vice President of Planters Bank & Trust Company, Staunton, Virginia, October 19, 1968, and was elected Cashier on December 31, 1972, Vice President and Cashier January 1, 1974, Senior Vice President and Cashier December 4, 1984, and has served in that position to the present time.

Joseph Shomo, Senior Vice President, Age 61
        Mr. Shomo was employed by Planters Bank & Trust Company, Staunton, Virginia, in July 1957. He was elected Assistant Cashier in 1963 and Vice
President in 1967. Mr. Shomo has been serving as Senior Vice President since 1974.


Thomas A. Davis, Senior Trust Officer, Age 51
        Mr. Davis was employed by Planters Bank & Trust Company of Virginia in May of 1978 as Senior Trust Officer and head of the Trust Department. He continues to serve in this capacity.

        There is no family relationship among the principal officers of the Bank. To the knowledge of the management of the Bank, there are no arrangements or understandings between officers and any other person or persons pursuant to which any person was selected as an officer of the Bank other than the usual fiduciary relationship existing between the officers and stockholders and depositors of the Bank.


ITEM 10.  MANAGEMENT REMUNERATION AND TRANSACTIONS

        See proxy statement form F-5 item titled "Executive Compensation" page 6 and item titled "Directors' Fees and Attendance" page 7.

ITEM 11.  FINANCIAL STATEMENTS AND EXHIBITS

          Listed below are all financial statements and exhibits filed as part of this annual report.

 (a) (1)
                                                                                                PAGE
                                                                                                ----
        Report of Independent Auditors (See Annual Report, page 28)
        Balance Sheets as of December 31, 1995, and
          December 31, 1994 (See Annual Report, page 10)

        Statements of Income for Years Ended December 31, 1995, December 31,
          1994, and December 31, 1993 (See Annual Report, page 11 and 12).


        Statements of Changes in Stockholders' Equity for Years Ended
          December 31, 1995, December 31, 1994, and
          December 31, 1993 (See Annual Report, page 15)

        Statements of Cash Flows for Years Ended December 31,
          1995, December 31, 1994, and December 31, 1993
          (See Annual Report, pages 13 and 14).

        Notes to Financial Statements for Years Ended December 31, 1995,
          December 31, 1994 and December 31, 1993
          (See Annual Report, pages 16-27)

(a) (2)

        Schedule I to Balance Sheet as of December 31, 1995,
          December 31, 1994, and December 31, 1993                                              F-1 thru F-3

        Schedule II to Balance Sheet as of December 31, 1995,
           December 31, 1994, and December 31, 1993                                             F-4

        Schedule III to Balance Sheet as of December 31, 1995,
        December 31, 1994, and December 31, 1993 (See Annual Report, page 10 and Notes to Financial Statements, Note 3, page 19)

        Schedule IV to Balance Sheet as of December 31, 1995,
          December 31, 1994, and December 31, 1993  (See Annual Report, page 10 and Notes to Financial Statements, Note 6, page 21)

        Schedule VI to Balance Sheet as of December 31, 1995,
          December 31, 1994 and December 31, 1993                                               F-5

        Signatures                                                                              F-6

                                       23

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                               STAUNTON, VIRGINIA



                               FINANCIAL SCHEDULES

                        DECEMBER 31, 1995, 1994 and 1993


                                      * * *



                       (WITH ACCOUNTANT'S REPORT THEREON)

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA
              SCHEDULE I. U.S. TREASURY SECURITIES, OBLIGATIONS OF
                OTHER U.S. GOVERNMENT AGENCIES AND CORPORATIONS,
                OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS

                                     December 31, 1995                      December 31, 1994                December 31, 1993

                               Book Value     Market Value        Book Value     Market Value      Book Value      Market Value
                               ----------     ------------        ----------     ------------     ------------    -------------
U.S. Treasury securities
  within one (1) year         $ 5,498,612      $ 5,522,113      $    499,700      $   500,000      $ 4,519,842      $ 4,582,109

  after one (1) but within
  five (5) years                8,518,029        8,565,473        12,540,217       12,052,188       11,131,012       11,471,563

  after five (5) but within
  ten (10) years                     NONE             NONE              NONE             NONE             NONE             NONE

  after ten (10) years               NONE             NONE              NONE             NONE             NONE             NONE
                              -----------      -----------          --------         --------         --------         --------

    Total U.S. Treasury
         Securities           $14,016,641      $14,087,586      $ 13,039,917      $12,552,188      $15,650,854      $16,053,672
                              ===========      ===========      ============      ===========      ===========      ===========


Obligations of other U.S. government
agencies and corporations
  within one (1) year         $25,848,056      $25,852,838      $ 16,819,276      $16,656,559      $13,243,664      $13,450,839

  after one (1) year but within
  five (5) years               68,229,581       68,286,032        82,986,954       78,158,656       75,328,861       76,042,375

  after five (5) years but within
  ten (10) years                     NONE             NONE           499,752          450,781        1,499,713        1,529,375

  after ten (10) years               NONE             NONE              NONE             NONE             NONE             NONE
                              -----------      -----------      ------------      -----------         --------         --------

    Total securities of U.S.
      Government agencies
      and corporations        $94,077,637      $94,138,870      $100,305,982      $95,265,996      $90,072,238      $91,022,589
                              ===========      ===========      ============      ===========      ===========      ===========

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

              SCHEDULE I. U.S. TREASURY SECURITIES, OBLIGATIONS OF
                OTHER U.S. GOVERNMENT AGENCIES AND CORPORATIONS,
                OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS
                                   (Continued)


                                                  December 31, 1995            December 31, 1994           December 31, 1993
                                           Book Value      Market Value     Book Value    Market Value    Book Value  Market Value
                                           ----------      ------------     ----------    ------------    ----------  ------------
Obligations of state and
political subdivisions
  within one (1) year                     $ 3,271,969       $ 3,301,865    $ 1,780,871     $ 1,770,573   $ 1,200,457   $ 1,203,130

  after one (1) but within
  five  (5) years                          10,668,701        10,698,160      9,159,604       9,007,720     9,403,546     9,726,731

  after five (5) but within
  ten ( 10) years                           2,405,571         2,415,245      5,248,304       4,844,129     4,162,762     4,159,583

  after ten (10) years                        240,000           260,935        240,000         252,456       240,000       273,145
                                          -----------       -----------    -----------      ----------   -----------   -----------

     Total obligations of states
     and political subdivisions           $16,586,241       $16,676,205    $16,428,779     $15,874,878   $15,006,765   $15,362,589
                                          ===========       ===========    ===========     ===========   ===========   ===========


Other bonds
  within one (1) year                     $   250,000       $   256,860    $      NONE     $      NONE   $   999,719   $ 1,010,000

  after one (1) but within
  five (5) years                              249,816           251,787        499,706         493,475       499,601       532,500

  after five (5) but within
  ten (10) years                                 NONE              NONE           NONE            NONE          NONE          NONE


  after ten (10) years                         50,544            50,544           NONE            NONE          NONE          NONE
                                          -----------       -----------    -----------     -----------   -----------   -----------

     Total other bonds                    $   550,360       $   559,191    $   499,706     $   493,475   $ 1,499,320   $ 1,542,500
                                          ===========       ===========    ===========     ===========   ===========   ===========


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA


              SCHEDULE I. U.S. TREASURY SECURITIES, OBLIGATIONS OF
                OTHER U.S. GOVERNMENT AGENCIES AND CORPORATIONS,
                OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS
                                   (Continued)

     Book value represents securities stated net of premium amortization and discount accretion. Certain of the above securities with a book value of $20,993,017 at December 31, 1995, $30,269,810 at December 31, 1994 and
$12,917,920 at December 31, 1993, have been pledged to secure deposits and for other purposes. All securities are of investment grade.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

          SCHEDULE II. LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS





                Column A                Column B                    Column C            Column D                    Column E

                                      Balance at
                                    Beginning of                                                                      Balance at
             Name of Debtor               Period         Additions                      Deductions                 End of Period


                                                                          (1)            (2)
                                                                          Amounts        Amounts
                                                                          Collected      Charged Off

                 1995*

             0 Directors           $           0     $          0         $          0       $     0            $            0


                 1994*

             0 Directors           $           0     $          0         $          0       $     0            $            0

                 1993*

             0 Directors           $           0     $          0         $          0       $     0            $            0



             * The outstanding loans of any director or their related interests were not 2.5% of capital or $500,000 at any time during 1995, 1994 or 1993.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                     SCHEDULE VI. ALLOWANCE FOR LOAN LOSSES

      Transactions in the Allowance for Loan Losses account are summarized below.


                                                    1995                  1994             1993
                                                    ----                  ----             ----
Balance Beginning                             $2,524,309             $2,217,175         $2,143,188
Recoveries                                        95,360                 25,584             24,149
Provisions Charged to Operations                 309,000                420,887            217,216
                                              ----------             ----------         ----------
     TOTAL                                     2,928,669              2,663,646          2,384,553
Loans Charged Off                               (142,877)              (139,337)          (167,378)
                                              ----------             ----------         ----------
     BALANCE ENDING                           $2,785,792             $2,524,309         $2,217,175
                                              ==========             ==========         ==========

    An analysis of the Allowance for Loan Losses for Federal Income Tax purposes is shown below. Deductions taken for tax purposes were the maximum allowed by applicable tax law.


                                                   1995                   1994               1993
                                                   ----                   ----               ----
Balance Beginning                             $  688,269             $  688,269         $  688,269
Recoveries                                        95,360                 25,584             24,150
Provision Deducted for Tax
     Purposes                                     47,517                113,753            143,228
                                               ---------             ----------         ----------
     TOTAL                                       831,146                827,606            855,647
Loans Charged Off                               (142,877)              (139,337)          (167,378)
                                              ----------              ---------          ---------
     BALANCE ENDING                           $  688,269             $  688,269         $  688,269
                                              ==========             ==========         ==========







(b) Form F-3 was not required to be filed during the last quarter of 1995.

                                   SIGNATURES


     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

Date                                By

                                    Harry V. Boney, Jr., President

Date                                By

                                    Fred D. Bowers, Senior Vice President
                                           and Cashier

       Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date                             By

                                 Lee S. Baker, Director

Date                             By
                                 Benham M. Black, Chairman of the Board

Date                             By

                                 Harry V. Boney, Jr., Director

Date                             By

                                 H. C. Stuart Cochran, Director

Date                             By
                                 Steven C. Corell, Director

Date                             By

                                 G. Raymond Ergenbright, Director

Date                             By

                                 Paul Flanagan, Director

Date                             By

                                 Jan S. Hoover, Director

Date                             By

                                 Robert S. Landes, Vice Chairman of the Board

Date                             By
                                 Martin F. Lightsey, Director

Date                             By

                                 Lewis W. Moore, Director

Date                             By

                                 James S. Quarforth, Director

                                                      FINANCIAL STATEMENT 5(A)2


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA


                               Staunton, Virginia






                                FINANCIAL REPORT







                                DECEMBER 31, 1995

                                 C O N T E N T S




INDEPENDENT AUDITOR'S REPORT                                               1

FINANCIAL STATEMENTS

  Balance sheets                                                           2
  Statements of income                                               3 and 4
  Statements of cash flows                                           5 and 6
  Statements of changes in stockholders' equity                            7
  Notes to financial statements                                         8-18

                          INDEPENDENT AUDITOR'S REPORT







To the Stockholders and Directors
Planters Bank & Trust Company of Virginia
Staunton, Virginia


            We have audited the accompanying balance sheets of Planters Bank & Trust Company of Virginia as of December 31, 1995 and 1994, and the related statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 1995, 1994, and 1993. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.


            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planters Bank & Trust Company of Virginia as of December 31, 1995 and 1994, and the results of its operations and cash flows for the years ended December 31, 1995, 1994, and 1993, in conformity with generally accepted accounting principles.


            As discussed in Note 1, the Bank changed its method of accounting for investments in debt and equity securities to adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in 1994.


                                            Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 6, 1996

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                                 Balance Sheets
                           December 31, 1995 and 1994




                                                                               1995                 1994
                                                                         --------------       --------------
Assets
  Cash and due from banks (Note 2)                                       $   12 574 772       $   12 243 725
  Securities (fair value:  1995, $125,461,851;
    1994, $124,186,540) (Note 3)                                            125 398 257          129 331 794
  Loans, net (Notes 4, 5 and 8)                                             209 541 253          194 054 424
  Bank premises and equipment, net (Note 6)                                   4 309 154            4 403 065
  Accrued interest on loans and securities                                    3 083 104            2 897 562
  Intangibles (Note 1)                                                          313 465              337 115
  Other assets (Note 7)                                                         847 747            1 205 428
                                                                         --------------       --------------
         Total assets                                                    $  356 067 752       $  344 473 113
                                                                         ==============       ==============

Liabilities and Stockholders' Equity
   Demand deposits                                                       $   43 648 387       $   40 396 239
   Negotiable orders of withdrawal                                           38 467 097           37 562 515
   Money market deposit accounts                                             67 803 776           88 680 111
   Regular savings                                                           38 643 617           42 960 868
   Time certificates of deposit of $100,000 or more                          19 213 436           12 781 124
   Time deposits                                                            111 801 474           74 624 746
                                                                         --------------       --------------

         Total deposits                                                  $  319 577 787       $  297 005 603

   Securities sold under agreements to repurchase                             1 330 000           15 695 000
   Federal funds purchased                                                          - -            1 000 000
   Other liabilities                                                          1 006 376              726 106
                                                                         --------------       --------------

         Total liabilities                                               $  321 914 163       $  314 426 709
                                                                         --------------       --------------

   Commitments and contingencies (Notes 9 and 10)

Stockholders' Equity
  Common stock, $10 par value; authorized, 5,000,000 shares;
    issued and outstanding, 2,000,000 shares (Note 13)                   $   20 000 000       $   20 000 000
  Surplus                                                                     3 554 034            3 554 034
  Retained earnings (Notes 11 and 13)                                        10 489 087            7 114 480
  Unrealized gain (loss) on securities available for sale, net                  110 468             (622 110)
                                                                         --------------       --------------

         Total stockholders' equity                                      $   34 153 589       $   30 046 404
                                                                         --------------       --------------

         Total liabilities and stockholders' equity                      $  356 067 752       $  344 473 113
                                                                         ==============       ==============


See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                              Statements of Income
                  Years Ended December 31, 1995, 1994 and 1993



                                                                      1995               1994               1993
                                                                  ------------       ------------       ------------
Interest Income Interest and fee income on loans:
    Real estate loans                                           $   10 022 690     $    8 388 988     $    8 382 100
    Installment loans                                                3 040 510          2 196 097          1 858 985
    Commercial and all other loans                                   6 055 600          4 916 538          4 297 017
  Interest on investment securities:
    U.S. Treasury and U.S. Government
      Agency securities                                              4 586 212          5 099 966          5 971 957
    Corporate securities                                                37 906             82 457            159 649
    Nontaxable interest income, state and municipal
      securities                                                       781 481            814 212            666 919
  Interest on securities available for sale:
    U.S. Treasury and U.S. Government
      Agency securities                                              1 442 122          1 362 316                - -
  Interest income on federal funds sold and
    securities purchased under agreements to resell                    106 690             41 335             99 173
                                                                --------------     --------------     --------------
         Total interest income                                  $   26 073 211     $   22 901 909     $   21 435 800
                                                                --------------     --------------     --------------

Interest Expense
  Interest on time certificates of deposit of $100,000
    or more                                                     $      995 031     $      309 095     $      213 689
  Interest on other deposits                                        10 905 851          9 190 483          8 954 545
  Interest on federal funds purchased and securities
    sold under agreements to repurchase                                442 171            247 876             40 341
                                                                --------------     --------------     --------------

         Total interest expense                                 $   12 343 053     $    9 747 454     $    9 208 575
                                                                --------------     --------------     --------------

         Net interest income                                    $   13 730 158     $   13 154 455     $   12 227 225

  Provision for loan losses (Note 5)                                   309 000            420 887            217 216
                                                                --------------     --------------     --------------

  Net interest income after provision for loan losses           $   13 421 158     $   12 733 568     $   12 010 009
                                                                --------------     --------------     --------------

Noninterest Income
  Trust department income                                       $      821 644     $      941 084     $      790 316
  Service charge on deposit accounts                                   620 520            598 422            561 936
  Other noninterest income                                             682 551            666 358            839 675
                                                                --------------     --------------     --------------

         Total noninterest income                               $    2 124 715     $    2 205 864     $    2 191 927
                                                                --------------     --------------     --------------

  Gains on securities                                           $        1 250     $        1 219     $       44 052
                                                                --------------     --------------     --------------


See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                              Statements of Income
                                   (Continued)
                  Years Ended December 31, 1995, 1994 and 1993




                                                                      1995               1994               1993
                                                                  ------------       ------------       ------------
Noninterest Expense
  Salaries and employee benefits                                $    4 697 809     $    4 378 432     $    4 164 962
  Expense of premises and fixed assets                                 924 055            913 664            836 450
  Other noninterest expense                                          2 612 744          2 790 725          2 509 867
                                                                --------------     --------------     --------------

         Total noninterest expense                              $    8 234 608     $    8 082 821     $    7 511 279
                                                                --------------     --------------     --------------

  Income before income taxes                                    $    7 312 515     $    6 857 830     $    6 734 709

  Applicable income taxes (Note 7)                                   2 277 908          2 104 669          2 097 280
                                                                --------------     --------------     --------------

         Net income                                             $    5 034 607     $    4 753 161     $    4 637 429
                                                                ==============     ==============     ==============

  Earnings per share*                                           $         2.52     $         2.38     $         2.32
  Book value per share*                                         $        17.08     $        15.02     $        13.67
  Average shares outstanding*                                        2 000 000          2 000 000          2 000 000


*Adjusted for 100 percent stock dividend, December 1993.

See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                            Statements of Cash Flows
                  Years Ended December 31, 1995, 1994 and 1993




                                                                      1995                1994               1993
                                                                   ----------          ---------         ----------
Cash Flows from Operating Activities
  Interest received                                             $  25 946 155      $  22 726 115      $  21 526 135
  Fees and other noninterest income                                 2 124 715          2 205 864          2 191 927
  Interest paid                                                   (11 988 598)        (9 715 955)        (9 300 032)
  Cash paid to suppliers and employees                             (7 904 943)        (7 545 696)        (7 112 854)
  Income taxes paid                                                (2 327 327)        (2 200 129)        (2 124 427)
                                                                -------------      -------------      -------------
       Net cash provided by operating activities                $   5 850 002      $   5 470 199      $   5 180 749
                                                                -------------      -------------      -------------

Cash Flows from Investing Activities
  Proceeds from maturities of investment securities             $  24 049 524      $  18 970 849      $  59 553 872
  Proceeds from sales and calls of investment
    securities                                                        251 250                - -          7 262 000
  Proceeds from maturities of securities available
    for sale                                                        6 500 000          5 484 378                - -
  Proceeds from sales and calls of securities
    available for sale                                                    - -          2 006 960                - -
  Purchases of investment securities                               (7 504 014)       (26 130 220)       (75 349 464)
  Purchases of securities available for sale                      (18 246 520)        (8 463 438)               - -
  Net (increase) in loans                                         (15 795 828)       (25 624 888)        (3 929 478)
  Proceeds from sale of equipment                                         - -              4 200                - -
  Capital expenditures                                               (320 551)          (694 003)          (645 637)
  Purchase of intangible assets                                           - -           (354 858)               - -
  Purchase of other assets                                                - -                - -            (31 250)
  Proceeds from sale of other real estate                                 - -             63 000                - -
                                                                -------------      -------------      -------------
       Net cash (used in) investing activities                  $ (11 066 139)     $ (34 738 020)     $ (13 139 957)
                                                                -------------      -------------      -------------

Cash Flows from Financing Activities
  Net increase (decrease) in certificates of deposit            $  43 609 040      $  22 283 039      $  (6 835 995)
  Net increase (decrease) in demand deposits                      (21 036 856)        (4 567 039)        16 770 754
  Net increase (decrease) in federal funds purchased               (1 000 000)         1 000 000         (2 500 000)
  Net increase (decrease) in securities sold
    under repurchase agreements                                   (14 365 000)        14 670 000            260 000
  Cash dividends paid                                              (1 660 000)        (1 420 000)        (1 200 000)
                                                                -------------      -------------      -------------
       Net cash provided by financing activities                $   5 547 184      $  31 966 000      $   6 494 759
                                                                -------------      -------------      -------------

       Net increase (decrease) in cash and cash
         equivalents                                            $     331 047      $   2 698 179      $  (1 464 449)

  Cash and cash equivalents at beginning of year                   12 243 725          9 545 546         11 009 995
                                                                -------------      -------------      -------------

  Cash and cash equivalents at end of year                      $  12 574 772      $  12 243 725      $   9 545 546
                                                                =============      =============      =============

See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                            Statements of Cash Flows
                                   (Continued)
                  Years Ended December 31, 1995, 1994 and 1993




                                                                    1995                 1994             1993
                                                                -------------        -----------      ------------
Reconciliation of Net Income to Net Cash
  Provided by Operating Activities
  Net income                                                    $   5 034 607      $   4 753 161      $   4 637 429
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and amortization                                   437 333            411 134            412 220
      Provision for loan losses                                       309 000            420 887            217 216
      Deferred taxes                                                  (72 864)           (73 077)           (15 970)
      (Gain) on sale of securities                                     (1 250)            (1 219)           (44 052)
      (Gain) loss on sale of equipment                                    779             (3 997)             1 244
      (Gain) on sale of other real estate                                 - -            (19 000)               - -
      Changes in assets and liabilities:
        (Decrease) in taxes payable                                       - -                - -             (7 477)
        (Increase) in interest receivable                            (185 542)          (259 757)            (8 492)
        Increase (decrease) in interest payable                       354 455             31 499            (91 457)
        (Increase) decrease in prepaid expenses                         3 156             21 227            (42 290)
        Increase (decrease)  in accrued expenses                      (88 158)           105 378             20 472
        Premium amortization on securities, net                        44 514             87 483            101 453
        Increase (decrease) in deferred income                         13 972             (3 520)               453
                                                                -------------      -------------      -------------

            Net cash provided by operating activities           $   5 850 002      $   5 470 199      $   5 180 749
                                                                -------------      -------------      -------------

Supplemental Schedule of Noncash
  Investing Activities
    Other real estate acquired in settlement of loans           $         - -      $         - -      $      44 000
                                                                =============      =============      =============

    Unrealized gain (loss) on securities available for sale     $   1 109 969      $    (942 591)     $         - -
                                                                =============      =============      =============


See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                  Statements of Changes in Stockholders' Equity
                  Years Ended December 31, 1995, 1994 and 1993




                                                                                                                 Unrealized
                                                                                                                    Gain
                                                                                                                 (Loss) On
                                                                                                                 Securities
                                                                                                                  Available
                                                   Common Stock                                  Retained          For Sale,
                                                Shares       Par Value            Surplus        Earnings            Net
                                              ----------   --------------   --------------    -------------    --------------
Balances, December 31, 1992                    1 000 000   $   10 000 000   $    3 554 034    $  10 343 890    $          - -
  Cash dividends ($0.60 per share)                   - -              - -              - -       (1 200 000)
  Net income                                         - -              - -              - -        4 637 429
  Stock split effected in the form of a
    100% stock dividend at par (Note 13)       1 000 000       10 000 000              - -      (10 000 000)
                                              ----------   --------------   --------------    -------------    --------------
Balances, December 31, 1993                    2 000 000   $   20 000 000   $    3 554 034    $   3 781 319    $          - -
  Cash dividends ($0.71 per share)                   - -              - -              - -       (1 420 000)              - -
  Net income                                         - -              - -              - -        4 753 161               - -
  Net change in unrealized (loss) on
    securities available for sale, net of
    deferred income taxes of $320,481                - -              - -              - -              - -          (622 110)
                                              ----------   --------------   --------------    -------------    --------------
Balances, December 31, 1994                    2 000 000   $   20 000 000   $    3 554 034    $   7 114 480    $     (622 110)
  Cash dividends ($0.83 per share)                   - -              - -              - -       (1 660 000)              - -
  Net income                                         - -              - -              - -        5 034 607               - -
  Net change in unrealized gain (loss)
    on securities available for sale, net
    of deferred income taxes of $377,391             - -              - -              - -              - -           732 578
                                              ----------   --------------   --------------    -------------    --------------
Balances, December 31, 1995                    2 000 000   $   20 000 000   $     3 554 034   $  10 489 087    $      110 468
                                              ==========   ==============   ===============   =============    ==============


See Notes to Financial Statements.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                          Notes to Financial Statements



Note 1.       Nature of Banking Activities and Significant Accounting Policies

              Planters Bank & Trust Company of Virginia grants consumer, agribusiness, commercial and real estate loans to customers located primarily in the Augusta County and Rockingham County, Virginia area. The loan portfolio is well diversified and is not concentrated with any one business sector or industry.

              The accounting and reporting policies of Planters Bank & Trust Company of Virginia conform to generally accepted accounting principles and predominant practices within the banking industry. The following is a description of the more significant of these policies:

                 Cash and Due From Banks

                 For purposes of reporting cash flows, cash and due from banks includes cash on hand, amounts due from banks and cash items in process of collection. Cash flows from deposits, federal funds purchased and renewals and extensions of loans are reported net.

                 Securities

                 The Bank adopted FASB No. 115, "Accounting for Certain Investment in Debt and Equity Securities" effective beginning January 1, 1994. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in three categories and accounted for as follows:

                 a. Securities Held to Maturity

                   Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

                 b. Securities Available for Sale

                   Securities classified as available for sale are those debt and equity securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                 c. Trading Securities

                   Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Bank had no trading securities at December 31, 1995 and 1994.

                 Prior to 1994, debt securities were stated at cost adjusted for amortization of premiums and accretion of discounts. The amount by which the market value was below the carrying value was considered by management to be temporary and not indicative of a permanent impairment in value. In addition, management did not anticipate a requirement to sell, at a loss, any of the securities for liquidity or other operating purposes. Net gains or losses on the sale of investments were shown under other operating income.

                          Notes to Financial Statements



                 Loans

                 Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for loan losses. Interest on installment loans, as well as on all other loans, is accrued daily on the outstanding balances. Mortgage loan origination and commitment fees and certain direct costs are deferred and the net amount amortized, generally over the contractual loan life, as an adjustment of yield. Commitment fees related to standby letters of credit are recognized over the commitment period.

                 On January 1, 1995, the Bank adopted FASB No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement has been amended by FASB No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Statement 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Statement 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for credit losses and interest income recognized on loans. The Bank has no loans to which Statement 114 applies at December 31, 1995.

                 Loans are placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

                 Allowance for Loan Losses

                 The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

                 Bank Premises and Equipment

                 Bank premises and equipment are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Gains and losses on routine dispositions are reflected in current operations.

                 Depreciation is computed by the straight-line and declining balance methods over the following estimated useful lives:

                     Buildings and improvements                   10-50 years
                     Furniture and equipment                       3-25 years

                 Trust Department Assets

                 Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of the Bank and are not included in the accompanying financial statements.

                          Notes to Financial Statements

                 Deposit Intangibles

                 The cost of purchased deposit relationships and other intangible assets, based on independent valuation, are being amortized over estimated remaining lives ranging from nine to fifteen years. Amortization expense charged to operations was $23,650 in 1995, $17,743 in 1994, and $3,079 in 1993.

                 Income Taxes

                 Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                 Pension Plan

                 The Bank has a trusteed, noncontributory defined contribution pension plan covering substantially all full-time employees.

                 Use of Estimates

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 2.       Restrictions on Cash

              To comply with Federal Reserve Regulations, the Bank is required to maintain certain average reserve balances. The daily average reserve requirement was $3,555,000 and $3,010,000 for the reserve periods including December 31, 1995 and 1994, respectively.


Note 3.       Securities

              The amortized cost and fair value of the securities being held to maturity as of December 31, 1995 and 1994 are as follows:

                                                                       1995
                                              --------------------------------------------------------
                                                                Gross         Gross
                                               Amortized      Unrealized    Unrealized         Fair
                                                  Cost           Gains       (Losses)          Value
                                               ----------     ----------    ----------     -----------
              U. S. Treasury                  $   988 686       $  5 840     $     - -     $   994 526
              U. S. Government Agencies        70 822 956        292 241      (333 282)     70 781 915
              State and Municipal              16 586 241        156 117       (66 153)     16 676 205
              Corporate Securities                499 816          8 831           - -         508 647
                                              -----------       --------     ---------     -----------
                 Total                        $88 897 699       $463 029     $(399 435)    $88 961 293
                                              ===========       ========     =========     ===========

                          Notes to Financial Statements




                                                                          1994
                                                -----------------------------------------------------------
                                                                   Gross         Gross
                                                Amortized        Unrealized   Unrealized         Fair
                                                  Cost             Gains        (Losses)         Value
                                                ---------        ----------   ----------     --------------
              U. S. Treasury                  $    979 199       $   - -     $   (37 168)    $      942 031
              U. S. Government Agencies         87 808 393        14 420      (4 562 376)        83 260 437
              State and Municipal               16 428 779        69 798        (623 698)        15 874 879
              Corporate Securities                 499 705         3 875         (10 105)           493 475
                                              ------------       -------     -----------     --------------
                 Total                        $105 716 076       $88 093     $(5 233 347)    $  100 570 822
                                              ============       =======     ===========     ==============

              The amortized cost and fair value of the securities being held to maturity as of December 31, 1995 and 1994 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                                          1995                              1994
                                             ----------------------------      -------------------------------
                                               Amortized          Fair           Amortized            Fair
                                                 Cost             Value            Cost              Value
                                             -----------      -----------      ------------       ------------
              Due in one year or less        $25 373 704      $25 915 437      $ 13 599 867       $ 13 496 120
              Due after one year through
                five years                    60 878 423       60 369 677        86 128 154         81 527 336
              Due after five years through
                ten years                      2 405 572        2 415 245         5 748 055          5 294 910
              Due after 10 years                 240 000          260 934           240 000            252 456
                                             -----------      -----------      ------------       ------------
                 Total                       $88 897 699      $88 961 293      $105 716 076       $100 570 822
                                             ===========      ===========      ============       ============

              The amortized cost and fair values of securities available for sale as of December 31, 1995 and 1994, are as follows:


                                                                      Gross             Gross
                                               Amortized           Unrealized         Unrealized                Fair
                                                   Cost                Gains          (Losses)                  Value
                                             --------------      --------------      -------------        ---------------
              U. S. Treasury                 $   13 027 955      $       81 131      $     (16 026)       $    13 093 060
              U. S. Government Agencies          23 254 681             162 217            (59 944)            23 356 954
              Other                                  50 544                 - -                - -                 50 544
                                             --------------      --------------      -------------        ---------------
                 Total                       $   36 333 180      $      243 348      $     (75 970)       $    36 500 558
                                             ==============      ==============      =============        ===============

                          Notes to Financial Statements




                                                                                1994
                                             ----------------------------------------------------------------------------
                                                                      Gross             Gross
                                               Amortized           Unrealized         Unrealized                Fair
                                                   Cost                Gains          (Losses)                  Value
                                             --------------      --------------      -------------        ---------------
              U. S. Treasury                 $   12 060 719      $          300      $    (450 863)       $    11 610 156
              U. S. Government Agencies          12 497 590                 - -           (492 028)            12 005 562
                                             --------------      --------------      -------------        ---------------
                 Total                       $   24 558 309      $          300      $    (942 891)       $    23 615 718
                                             ==============      ==============      =============        ===============

              The amortized cost and fair value of securities available for sale as of December 31, 1995 and 1994, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                                             1995                                   1994
                                             -----------------------------------     ------------------------------------
                                               Amortized             Fair               Amortized              Fair
                                                  Cost               Value                 Cost                Value
                                             --------------      --------------      --------------       ---------------
              Due in one year or less        $    8 994 932      $    9 018 239      $    5 499 980       $     5 431 013
              Due after one year through
                five years                       27 287 704          27 431 775          19 058 329            18 184 705
              Other                                  50 544              50 544                 - -                   - -
                                             --------------      --------------      --------------       ---------------
                 Total                       $   36 333 180      $   36 500 558      $   24 558 309       $    23 615 718
                                             ==============      ==============      ==============       ===============

              Proceeds from the call of a security held to maturity during 1995 was $251,250. Gross gains of $1,250 were realized on this call. Proceeds from the sale of securities held to maturity during 1993 were $7,262,000. Gross gains of $44,651, and gross losses of $599 were realized on those sales. There were no sales or calls of securities held to maturity during 1994.

              Proceeds from the sale of securities available for sale during 1994 were $2,006,960. Gross gains of $1,219 were realized on those sales. No losses were realized on those sales. There were no sales during 1995.

              The book value of securities pledged to secure deposits and for other purposes amounted to $20,993,017 and $30,269,810 at December 31, 1995 and 1994, respectively.

                          Notes to Financial Statements



Note 4.       Loans


              Loans at December 31, 1995 and 1994, are summarized as follows:

                                                                     Book Value Rounded to Thousands
                                                                      1995                  1994
                                                                  -------------        -------------
        Real estate loans:
          Construction                                            $     12 924          $      8 993
          Secured by farmland                                            1 056                   649
          Secured by 1-4 family residential                             91 125                86 487
          Other real estate loans                                       40 022                37 394
        Loans to farmers (except those
           secured by real estate)                                       2 988                 3 116
        Commercial and industrial loans
           (except those secured by real estate)                        34 626                33 930
        Loans to individuals for household, family
            and other consumer expenditures                             29 056                25 221
        All other loans (including overdrafts)                             908                 1 205
                                                                  ------------          ------------
                 Total loans                                      $    212 705          $    196 995
        Less:  Unearned income                                             378                   417
                Allowance for loan losses                                2 786                 2 524
                                                                  ------------          ------------
                   Net loans                                      $    209 541          $    194 054
                                                                  ============          ============

              Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $140,326 , $219,116, and $169,804 at December 31,
              1995, 1994 and 1993, respectively. If interest on these loans had been accrued, such income would have approximated $3,689, $27,535, and $17,283 for 1995, 1994, and 1993, respectively.


Note 5.       Allowance for Loan Losses

              Transactions in the allowance for loan losses for each of the three years ended December 31 are as follows:

                                         1995           1994           1993
                                    -------------   -------------  -------------

        Balance, beginning          $   2 524 309   $   2 217 175  $   2 143 188
        Recoveries                         95 359          25 584         24 149
        Provisions charged
          to operations                   309 000         420 887        217 216
                                    -------------   -------------  -------------
              Total                 $   2 928 668   $   2 663 646  $   2 384 553
        Loans charged off                 142 877         139 337        167 378
                                    -------------   -------------  -------------
        Balance, ending             $   2 785 791   $   2 524 309  $   2 217 175
                                    =============   =============  =============

                          Notes to Financial Statements



Note 6.       Bank Premises and Equipment


              The major classes of bank premises and equipment and the total accumulated depreciation are as follows:

                                                   1995               1994
                                               -------------      -------------

                 Land                          $     877 694      $     877 694
                 Buildings and improvements        4 265 570          4 161 734
                 Furniture and equipment           3 597 700          3 390 030
                 Construction in progress                - -             18 002
                                               -------------      -------------
                                               $   8 740 964      $   8 447 460
                 Accumulated depreciation          4 431 810          4 044 395
                                               -------------      -------------
                                               $   4 309 154      $   4 403 065
                                               =============      =============

              Depreciation charged to operations was $413,683 in 1995, $393,391 in 1994 and $412,220 in 1993.

                          Notes to Financial Statements



Note 7.       Income Taxes


              Effective January 1, 1993, the Bank adopted FASB Statement No. 109, "Accounting for Income Taxes." The adoption of Statement 109 changes the Bank's method of accounting for income taxes from the deferred method to a liability method. Under the deferred method, the Bank deferred the past tax effects of timing differences between financial reporting and taxable income. As explained in
              Note 1, the liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. The cumulative effect of the change in accounting principle is deemed immaterial in determining net income for the year ended December 31, 1993.

              Net deferred tax assets consist of the following components as of December 31, 1995 and 1994:


                                                                      1995               1994
                                                                  -------------      -------------
                 Deferred tax assets:
                   Allowance for loan losses                      $     713 158      $     624 254
                   Deferred loan fees                                   106 430            115 150
                   Securities available for sale                            - -            320 481
                   Other                                                 11 782             18 500
                                                                  -------------      -------------
                                                                  $     831 370      $   1 078 385
                                                                  -------------      -------------
                 Deferred tax liabilities:
                   Bank premises                                  $     112 112      $     112 082
                   Securities available for sale                         56 910                - -
                   Other                                                  3 753              3 183
                                                                  -------------      -------------
                                                                  $     172 775      $     115 265
                                                                  -------------      -------------

                                                                  $     658 595      $     963 120
                                                                  =============      =============

              The provision for income taxes charged to operations for the years ended December 31, 1995, 1994 and 1993, consists of the following:

                                                                  1995              1994               1993
                                                               -----------       ------------       -----------
                 Current tax expense                          $  2 350 772       $  2 177 746       $  2 113 250
                 Deferred tax (benefit)                            (72 864)           (73 077)           (15 970)
                                                              ------------       ------------       ------------
                                                              $  2 277 908       $  2 104 669       $  2 097 280
                                                              ============       ============       ============

              The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

                                                                  1995              1994               1993
                                                              ------------       ------------       ------------
                 Computed "expected" tax expense              $  2 486 255       $  2 331 662       $  2 289 801
                 Increase (decrease) in income taxes
                   resulting from:
                     Tax exempt interest income                   (221 993)          (235 323)          (222 171)
                     Other                                          13 646              8 330             29 650
                                                              ------------       ------------       ------------
                                                              $  2 277 908       $  2 104 669       $  2 097 280
                                                              ============       ============       ============

                          Notes to Financial Statements



    Note 8.   Related Party Transactions


               The following transactions between the Bank and stockholders/directors are reflected in the financial statements:

               1.   Benham M. Black: Director
                    During 1995, the Bank paid $28,210 for legal services to the firm of Black, Noland & Read of which Mr. Black is a member.

               2.   Robert S. Landes: Director
                    During 1995, the Bank paid $34,428 to J. B. Wine & Son, Incorporated for various building renovations and building construction. Mr. Landes was a director of the Bank and is a stockholder in and serves as Chairman of the Board of J. B. Wine & Son, Incorporated.

               3.   H. C. Stuart Cochran: Director
                    During 1995, the Bank paid $71,956 to Staunton Insurance Agency, Incorporated, for various insurance coverages. Mr. Cochran is Vice President and Treasurer of Staunton Insurance Agency, Incorporated.

                 The Bank has also had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, their immediate families and affiliated companies in which they are principal stockholders, all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

                 Aggregate loan transactions with related parties were as follows:

                                                    1995                1994
                                                 ------------     --------------

              Beginning balance                 $   1 212 416     $   1 095 995
              New loans                               503 344           329 748
              Repayments                             (555 817)         (213 327)
              Reduction due to board member          (402 396)              - -
                                                -------------     -------------
              Ending balance                    $     757 547     $   1 212 416
                                                =============     =============

              Maximum balance during the year   $   1 238 295     $   1 222 404
                                                =============     =============

                          Notes to Financial Statements


Note 9.        Financial Instruments With Off-Balance Sheet Risk


               The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

               A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 1995 and 1994 is as follows:

                                                               1995        1994
                                                             --------    -------
                                                                (in thousands)
                  Financial instruments whose contract
                    amounts represent credit risk:
                     Commitments to extend credit           $  48 404  $  51 830
                     Standby letters of credit                  3 114      2 159

               Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and represent the undrawn portion of the total commitment. Collateral held is, primarily, deeds of trust on real estate.

               Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Most commitments are extended for less than one year with the longest expiring in 1996. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The extent of collateral held for those commitments at December 31, 1995, varies from 0% to 100%; the average amount collateralized is 46.13%.

               The securities portfolio includes U.S. Treasury and U.S. Government agency securities which may, on occasions, be loaned to securities dealers designated as "Primary Government Dealers" by the Federal Reserve System. Such loans of securities are secured by U.S. Treasury securities, U.S. Government agency securities, or cash with a market value exceeding 102% of the market value of securities lent. The loaned securities continue to be reported in the consolidated financial statements, and the loan transaction is not reflected therein. In the event loans are secured by cash, the pledged cash is reported as an asset in the Corporation's consolidated balance sheet and an offsetting liability is reported as short-term borrowings. All such loans are callable in one business day. Such transactions may involve credit and interest rate risk. At December 31, 1995, securities loaned totaled $7,554,043.

               The Bank maintains cash accounts in other commercial banks. The amount on deposit at December 31, 1995 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $7,953,768.


Note 10.       Commitments and Contingencies

               The Bank is party to various legal proceedings. Counsel is of the opinion that settlement of these items should not have a material effect on financial position.

                          Notes to Financial Statements


Note 11.       Regulatory Restrictions

               The Federal Deposit Insurance Corporation has approved a statement of policy on risk-based capital requirements by banks. These capital requirements call for an 8% total risk-based capital ratio, of which 4% must comprise core capital, determined by weighing assets and off-balance-sheet instruments according to their relative credit risks. As of December 31, 1995, the Bank's capital exceeded these requirements. Under applicable laws of Virginia, dividend payments are restricted to undivided profits after set-aside of required surplus funds. Amounts available for dividend distribution were $10,489,087 and $7,114,480 at December 31, 1995 and 1994, respectively.


Note 12.       Employee Retirement Plan

               The Bank has a defined contribution retirement plan which covers substantially all full-time salaried employees of the Bank. Contributions are at the discretion of the Board of Directors. Contributions amounted to $292,346, $247,938 and $237,636 in 1995, 1994 and 1993, respectively.


Note 13.       Stockholders' Equity

               The Board of Directors declared a 100% common stock dividend in 1993. Earnings per share and book value per share have been computed giving retroactive effect to the dividend declaration.


Note 14.       Leases

               The Bank leases its Terry Court banking facility located in the Terry Court Shopping Center on North Augusta Street, Staunton, Virginia. The lease provides for an original five (5) year term ending April 30, 1991, with options for three (3) five (5) year extensions. The first option for a five (5) year extension was exercised April 30, 1991. The current minimum lease payment is $18,722. Lease expense was $21,885, $19,583 and $17,820, for the years ended December 31, 1995, 1994, and 1993, respectively.


Note 15.       Disclosures about Fair Value of Financial Instruments

               The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

               Cash and Short-Term Investments

               For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

               Securities

               For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

               Loan Receivables

               For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                          Notes to Financial Statements

               Deposit Liabilities

               The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

               Off-Balance Sheet Financial Instruments

               The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount is a reasonable estimate of the fair value of securities loaned.

               At December 31, 1995 and 1994, the carrying amounts and fair values of loan commitments, stand-by letters of credit, and securities loaned were immaterial.

               The estimated fair values of the Bank's financial instruments are as follows:


                                                                       1995                          1994
                                                          ---------------------------      --------------------------
                                                            Carrying          Fair          Carrying         Fair
                                                             Amount          Value            Amount        Value
                                                          -----------      ----------      ----------      ----------
                                                                 (in thousands)                  (in thousands)
                  Financial assets:
                     Cash and short-term investments      $    12 575      $   12 575      $   12 244      $   12 244
                     Securities                               125 398         125 462         129 332         124 187
                     Loans                                    212 327         215 369         196 579         192 902
                     Less: allowance for loan losses           (2 786)            - -          (2 524)            - -
                                                          -----------      ----------      ----------      ----------
                        Total financial assets            $   347 514      $  353 406      $  335 631      $  329 333
                                                          ===========      ==========      ==========      ==========



                  Financial liabilities:
                     Deposits                             $   319 578      $  320 372      $  297 006      $  294 160
                     Securities sold under agreements
                        to repurchase                           1 330           1 330          15 695          15 695
                     Federal funds purchased                      - -             - -           1 000           1 000
                                                          -----------      ----------      ----------      ----------
                        Total financial liabilities       $   320 908      $  321 702      $  313 701      $  310 855
                                                          ===========      ==========      ==========      ==========

                          Notes to Financial Statements


Note 16.       New Accounting Pronouncements

               Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," establishes standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Statement is effective for fiscal years beginning after December 15, 1995. The Statement is not expected to have a material impact on the Bank.

               Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable to estimate the fair values of the mortgage servicing rights and the mortgage loans (without the mortgage servicing rights), the entire cost of purchasing or originating the loans should be allocated to the mortgage loans (without the mortgage servicing rights) and no cost should be allocated to the mortgage servicing rights. The Statement is effective for transactions in fiscal years beginning after December 15, 1995. The Statement is not expected to have a material impact on the Bank.


Note 17.       Unaudited Interim Financial Information

               The results of operations for each of the quarters during the two years ended December 31, 1995 and 1994 are summarized below (in thousands, except per share data):


                                                                                  1995
                                                                              Quarter Ended
                                                   March 31,            June 30,          September 30,       December 31,
                                                ------------          ------------       --------------       ------------
                   Interest income              $     6 298           $     6 469        $       6 538        $     6 768
                   Net interest income                3 396                 3 390                3 406              3 538
                   Income before
                      income taxes                    1 841                 1 717                1 862              1 893
                   Net income                         1 272                 1 189                1 284              1 290
                   Net income per share                0.64                  0.59                 0.64               0.65



                                                                                  1994
                                                                              Quarter Ended
                                                   March 31,            June 30,          September 30,       December 31,
                                                ------------          -----------        --------------       ------------
                   Interest income              $     5 288           $     5 641        $       5 908        $     6 065
                   Net interest income                3 077                 3 224                3 389              3 464
                   Income before
                      income taxes                    1 792                 1 564                1 808              1 694
                   Net income                         1 239                 1 092                1 252              1 170
                   Net income per share                0.62                  0.55                 0.63               0.58

                                                      FINANCIAL STATEMENT 5(A)3





                                    FORM F-4



                        QUARTERLY REPORT UNDER SECTION 13

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FIRST QUARTER ENDING MARCH 31, 1996

                                     20786-1










                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                                    VIRGINIA

                                   54-0913256


                             24 SOUTH AUGUSTA STREET

                               STAUNTON, VIRGINIA
                                      24401


                                  540-885-1232



                                  YES X  NO __





The number of shares outstanding of the registrants' stock, which is common, was 2,000,000 as of March 31, 1996.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA


                               INDEX FOR FORM F-4

                   FOR THE FIRST QUARTER ENDING MARCH 31, 1996


                                                                    Page No.
                                                                    --------
Statement of Financial Condition                                           1

Statement of Income for Three Months
         Ended March 31                                                    2

Management's Discussion and Analysis of
         Financial Condition and Results of Operation                      3

Statement of Cash Flows for Three Months
         Ended March 31                                                4 & 5

Statement of Change in Capital Stock, Surplus and
         Undivided Profits                                                 6

Signatures                                                                 7

                   PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                        STATEMENT OF FINANCIAL CONDITION

                                                               March 31                     December 31
                                                                 1996                           1995

                                                          -------------------             -----------------
Assets:

        Cash and Due From Depository
          Institutions                                     $      13,107,392               $    12,574,772
        Interest Earning Bank Deposits                                     0                             0
        Federal Funds Sold                                                 0                             0
        U.S. Treasury Securities                                  14,991,446                    14,081,746
        U.S. Agency Securities                                    94,286,609                    94,179,910
        State and Municipal Obligations                           17,717,415                    16,586,241
        Corporate Securities                                         499,845                       499,816
        Other Securities                                                   0                        50,544
        Loans Net of Unearned Income                             215,246,617                   212,327,045
        Less Allowance for Loan Losses                            (2,750,025)                   (2,785,792)
                                                            -----------------             -----------------
                            Net Loans                            212,496,592                   209,541,253


        Bank Premises and Equipment Net
          of Depreciation                                  $       4,320,807               $     4,309,154
        Accrued Interest on Loans and
          Securities                                               3,243,411                     3,083,104
        Deposit Intangibles                                          307,552                       313,465
        Other Assets                                               1,198,243                       847,747
                                                          -------------------             -----------------

                            Total Assets                   $     362,169,312               $   356,067,752
                                                          ===================             =================


Liability and Capital Accounts:

        Demand Deposits                                    $      43,474,004               $    43,648,387
        Negotiable Orders of Withdrawal                           38,558,047                    38,467,097
        Money Market Deposit Accounts                             64,196,497                    67,803,776
        Passbook Savings                                          39,166,527                    38,643,617
        Time Deposits                                            135,638,589                   131,014,910
        Securities Sold Under Agreements
          to Repurchase                                            4,230,000                     1,330,000
        Federal Funds Purchased                                            0                             0
        Other Liabilities                                          1,965,488                     1,006,376
                                                          -------------------             -----------------

                            Total Liabilities              $     327,229,152               $   321,914,163
                                                          -------------------             -----------------
Capital Accounts:

        Common Stock - $10.00 Par
        Authorized 5,000,000
        Issued 2,000,000                                   $      20,000,000               $    20,000,000
        Surplus                                                    3,554,034                     3,554,034
        Unrealized Gain or (Loss) on Securities                     (182,222)                      110,468
        Undivided Profits                                         11,568,348                    10,489,087
                                                          -------------------             -----------------

                            Total Capital Accounts         $      34,940,160               $    34,153,589
                                                          -------------------             -----------------

                            Total Liabilities and
                              Capital Accounts             $     362,169,312               $   356,067,752
                                                          ===================             =================


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                               STATEMENT OF INCOME

                         FOR THREE MONTHS ENDED MARCH 31

                                                                               MARCH 31
                                                          -------------------------------------------------
                                                                 1996                           1995
                                                                 ----                           ----
                                                              Unaudited                      Unaudited
Interest Income:
Interest and Fee Income on Loans:
        Secured by Real Estate                             $       3,320,374               $     2,984,731
        To Finance Agriculture and Farmers                            70,025                        65,919
        Commercial and Industrial                                    789,148                       819,438
        Individuals for Household and Personal                       696,215                       633,834
        Obligations of State and Political Tax-Exempt                  9,838                        10,374

Interest and Dividend Income on Securities:
        U. S. Treasury and U. S. Gov't Agencies                    1,538,412                     1,573,222
        State and Political Taxable                                   18,752                        29,925
        State and Political Tax-Exempt                               182,837                       170,309
        Other Domestic Debt Securities                                 9,185                         9,183
Income on Federal Funds Sold                                          51,519                         1,170
                                                          -------------------             -----------------
                            Total Interest Income          $       6,686,305               $     6,298,105
                                                          -------------------             -----------------
Interest Expense:
  Interest on Deposits:
        NOW Accounts                                       $         263,943               $       289,661
        Money Market Accounts                                        646,260                       699,181
        Other Savings Deposits                                       284,343                       342,394
        C/D's of 100M or More                                        314,852                       207,633
        All Other  Time Deposits                                   1,580,822                     1,144,943
   Interest on Federal Funds Purchased
           and Repurchase Agreements                                  39,006                       217,912
                                                          -------------------             -----------------
                            Total Interest Expense         $       3,129,226               $     2,901,724
                                                          -------------------             -----------------
                            Net Interest Income            $       3,557,079               $     3,396,381
                                                          -------------------             -----------------
Provision for Loan Losses                                                  0                        40,000
                                                          -------------------             -----------------
Non-Interest Income:
        Fiduciary Income                                   $         395,337               $       260,476
        Service Charge on Deposit Accounts                           161,368                       152,533
        Other Fee Income                                             236,881                       165,769
        All Other Non-Interest Income                                 17,244                        19,481
                                                          -------------------             -----------------
                            Total Non-Interest Income      $      810,830.00               $    598,259.00
                                                          -------------------             -----------------
  Realized Gains (Losses) on Held to Maturity
     Securities (Calls)                                                    0                             0
                                                          -------------------             -----------------
  Realized Gains (Losses) on Available for
     Sale Securities                                                       0                             0
                                                          -------------------             -----------------
Non-Interest Expense:
        Salaries and Employee Benefits                     $    1,301,276.00               $  1,155,564.00
        Expense of Premise and Fixed Assets                          238,812                       229,261
        Other Non-Interest Expense                                   583,395                       728,680
                                                          -------------------             -----------------
                            Total Non-Interest Expense     $    2,123,483.00               $     2,113,505
                                                          -------------------             -----------------

Income Before Income Taxes                                 $    2,244,426.00               $  1,841,135.00

Applicable Income Taxes                                              705,165                       569,333
                                                          -------------------             -----------------
                            Net Income                     $    1,539,261.00               $  1,271,802.00
                                                          ===================             =================

Earnings Per Common Share                                  $            0.77               $          0.64

Cash Dividends Declared Per Share
  of Common Stock                                          $            0.23               $          0.20


2,000,000 shares outstanding as of March 31, 1996, and 2,000,000 shares outstanding as of March 31, 1995, used as a basis to compute net income per share and income is not on an annualized basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        For Quarter Ended March 31, 1996

Financial Condition

         During the first quarter of 1996, total deposits increased about $1.5 million compared to an increase of about $7.1 million the first quarter of 1995. Securities sold under agreement to repurchase increased $2.9 million the first quarter of 1996 compared to a decrease of $5.6 million the first quarter of 1995. The deposit growth and the increase in securities sold under agreement to repurchase during the first quarter of 1996 funded an increase in the investment portfolio of about $2.1 million and an increase in the loan portfolio of about $3.0 million. During the first quarter of 1995 the $7.1 million growth in deposits plus decrease of about $3.25 million in the investment portfolio funded the loan portfolio growth of $6.5 million, the reduction of $1 million in federal funds purchased and $5.6 million in securities sold under agreement to repurchase.

Results of Operations:

         Net income after taxes the first quarter of 1996 was $1,539,261 compared to $1,271,802 the first quarter of 1995. This is an increase of $267,459 or 21.03% compared to an increase of $32,551 or 2.63% comparing the first quarter of 1995 to the first quarter of 1994. Comparing the first quarter of 1996 to the first quarter of 1995, net interest income increased $161,868, fiduciary income increased $134,861 and service charges, other fees and non-interest income increased $77,710. Non-interest expense for the same period increased $9,978 , primarily due to the reduction in the FDIC insurance premium. Comparing the first quarter of 1995 to the first quarter of 1994, net interest income increased about $320,000, fiduciary income decreased about $62,000 and other non-interest income decreased about $34,000. Non-interest expense for the same period increased about $168,000.

         Management does not anticipate any significant changes in the nature or operations of the Bank's ongoing business in the second quarter of 1996.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                             STATEMENT OF CASH FLOWS

                         FOR THREE MONTHS ENDED MARCH 31

                                                                 1996                           1995
                                                          -------------------             -----------------
Cash Flows From Operating Activities:

        Interest Received                                 $        6,503,831              $      6,118,105
        Fees and Other Non-Interest Income                           810,830                       598,258
        Interest Paid                                             (3,105,180)                   (2,648,537)
        Cash Paid to Suppliers and Employees                      (1,847,307)                   (2,157,348)
        Income Taxes Paid                                                  0                             0
                                                          -------------------             -----------------

Net Cash Provided by Operating Activities                 $        2,362,174              $      1,910,478
                                                          -------------------             -----------------

Cash Flows From Investing Actitvities:

        Maturities of Investment Securities                       10,230,435                     3,700,000
        Proceeds From Calls of Investment
          Securities                                                       0                             0
        Purchases of Investment Securities                       (12,806,967)                            0
        Net Decrease in Interest-Bearing Deposits                          0                             0
        Net Increase in Loans                                     (2,955,339)                   (6,582,048)
        Proceeds from Sale of Equipment                                    0                             0
        Capital Expenditures                                        (190,710)                     (130,733)
        Purchase of Other Assets                                      (2,850)                            0
        Purchase of Other Real Estate                                      0                             0
        Proceeds From Sale of Other Real Estate                            0                             0
                                                          -------------------             -----------------

Net Cash Used in Investing Activities                     $       (5,725,431)             $     (3,012,781)
                                                          -------------------             -----------------

Cash Flows From Financing Activities:

        Net Increase in Certificates of Deposit                    4,623,679                    31,801,966
        Net Decrease in Demand Deposits                           (3,167,802)                  (24,722,189)
        Net Increase (Decrease) in Fed Funds Purchased             2,700,000                    (1,000,000)
        Net Increase (Decrease) in Securities Held
          For Resale                                                 200,000                    (5,565,000)
        Proceeds From Sale of Common Stock                                 0                             0
        Dividends Paid                                              (460,000)                     (400,000)
                                                          -------------------             -----------------

Net Cash Provided by Financing Activities                 $        3,895,877              $        114,777
                                                          -------------------             -----------------

Net Increase (Decrease) in Cash and Cash Equivalents                 532,620                      (987,526)

Cash and Cash Equivalents at Beginning of Year                    12,574,772                    12,243,725
                                                          -------------------             -----------------

Cash and Cash Equivalents at End of Quarter               $       13,107,392              $     11,256,199
                                                          ===================             =================

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                         FOR THREE MONTHS ENDED MARCH 31

                                                                 1996                           1995
                                                          -------------------             -----------------
Reconciliation of Net Income to Net Cash
        Provided by Operating Activities:

Net Income                                                 $       1,539,261               $     1,271,802
                                                          -------------------             -----------------

Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:

        Depreciation                                                  98,645                        99,963
        Provision for Loan Losses                                          0                        40,000
        Loss on sale of Equipment                                          0                           675
        Loss on sale of Other Real Estate                                  0                             0
        Provision for Deferred Taxes                                       0                             0
        Loss on Calls of Investment Securities                             0                             0
        Increase in Taxes Payable                                    702,932                       569,333
        Increase in Interest Receivable                             (160,307)                     (191,362)
        Increase in Interest Payable                                  24,046                       253,187
        Increase in Prepaid Expenses                                 (73,940)                     (269,581)
        Increase in Accrued Expenses                                 239,760                       119,188
        Amortization and Accretion                                      (597)                       18,810
        Decrease in Deferred Interest                                 (7,626)                       (1,537)
                                                          -------------------             -----------------

Total Adjustments                                          $         822,913             $         638,676
                                                          -------------------             -----------------

Net Cash Provided by Operating Activities                  $       2,362,174              $      1,910,478
                                                          ===================             =================


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

      STATEMENT OF CHANGE IN CAPITAL STOCK, SURPLUS AND UNDIVIDED PROFITS

                     For Three Months Ended March 31, 1996



                                               Number of                                            Unrealized Gain
                                                 Shares           Capital                           or (Loss) on       Undivided
                                              Outstanding          Stock             Surplus        Securities          Profits
                                             ---------------   ---------------    --------------   -------------     ---------------
           Balance January 1, 1996                2,000,000      $ 20,000,000       $ 3,554,034     $   110,468        $ 10,489,087

           Cash Dividends                                                                                                  (460,000)

           Gain or Loss on Securities                                                                  (292,690)


           Net Earnings Year-To-Date                                                                                      1,539,261
                                             ---------------   ---------------    --------------   -------------     ---------------

           Balances March 31, 1996                2,000,000      $ 20,000,000       $ 3,554,034     $  (182,222)       $ 11,568,348
                                             ===============   ===============    ==============   =============     ===============

                   PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                     STATEMENT OF CHANGE IN CAPITAL STOCK,
                         SURPLUS AND UNDIVIDED PROFITS

                     For Three Months Ended March 31, 1995



                                       Number of                                            Unrealized Gain
                                         Shares           Capital                           or (Loss) on       Undivided
                                      Outstanding          Stock             Surplus        Securities          Profits
                                     ---------------   ---------------    --------------   -------------     ---------------
   Balance January 1, 1995                2,000,000      $ 20,000,000       $ 3,554,034      $ (622,110)      $   7,114,480


   Cash Dividends                                                                                                  (400,000)

   Gain or Loss on Securities                                                                   276,862

   Net Earnings Year-To-Date                                                                                  $   1,271,802
                                     ---------------   ---------------    --------------   ----------------  ---------------

   Balances March 31, 1995                2,000,000      $ 20,000,000       $ 3,554,034      $ (345,248)      $   7,986,282
                                     ===============   ===============    ==============   ================  ===============

         Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PLANTERS BANK & TRUST COMPANY OF VIRGINIA

Date___________________              ________________________________
                                     President

Date___________________              ________________________________
                                     Senior Vice President & Cashier

                                                      FINANCIAL STATEMENT 5(A)4





                                    FORM F-4



                        QUARTERLY REPORT UNDER SECTION 13

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE SECOND QUARTER ENDING JUNE 30, 1996

                                     20786-1










                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                                    VIRGINIA

                                   54-0913256


                             24 SOUTH AUGUSTA STREET

                               STAUNTON, VIRGINIA
                                      24401


                                  540-885-1232



                                    YES X NO __



     The number of shares outstanding of the registrants' stock, which is common, was 2,000,000 as of June 30, 1996.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                               INDEX FOR FORM F-4

                   FOR THE SECOND QUARTER ENDING JUNE 30, 1996


                                                                   Page No.

Statement of Financial Condition                                          1

Statement of Income for Quarter
         Ended June 30                                                    2

Statement of Income for Six Months
         Ended June 30                                                    3

Management's Discussion and Analysis of
         Financial Condition and Results of Operation                     4

Statement of Cash Flows for Six Months
         Ended June 30                                                5 & 6

Statement of Change in Capital Stock, Surplus and
         Undivided Profits                                                7

Signatures                                                                8

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                        STATEMENT OF FINANCIAL CONDITION

                                                             June 30,                   December 31
                                                               1996                         1995
                                                         -----------------            -----------------
Assets:

        Cash and Due From Depository
          Institutions                                    $    13,561,534               $   12,574,772
        Interest Earning Bank Deposits                                  0                            0
        Federal Funds Sold                                              0                            0
        U.S. Treasury Securities                               13,471,192                   14,081,746
        U.S. Agency Securities                                 93,707,518                   94,179,910
        State and Municipal Obligations                        18,502,442                   16,586,241
        Corporate Securities                                      499,874                      499,816
        Other Securities                                                0                       50,544
        Loans Net of Unearned Income                          221,564,772                  212,327,045
        Less Allowance for Loan Losses                         (2,838,380)                  (2,785,792)
                                                         -----------------            -----------------
                            Net Loans                         218,726,392                  209,541,253

        Bank Premises and Equipment Net
          of Depreciation                                 $      4,278,239             $     4,309,154
        Accrued Interest on Loans and
          Securities                                            3,169,284                    3,083,104
        Deposit Intangibles                                       301,639                      313,465
        Other Assets                                            1,392,462                      847,747
                                                         -----------------            -----------------

                            Total Assets                   $  367,610,576                $ 356,067,752
                                                         =================            =================

Liability and Capital Accounts:
        Demand Deposits                                   $    44,246,505               $   43,648,387
        Negotiable Orders of Withdrawal                        38,730,417                   38,467,097
        Money Market Deposit Accounts                          60,307,641                   67,803,776
        Passbook Savings                                       39,434,669                   38,643,617
        Time Deposits                                         135,772,547                  131,014,910
        Securities Sold Under Agreements
          to Repurchase                                         4,168,034                    1,330,000
        Federal Funds Purchased                                 8,000,000                            0
        Other Liabilities                                       1,371,192                    1,006,376
                                                         -----------------            -----------------

                            Total Liabilities              $  332,031,005                $ 321,914,163
                                                         -----------------            -----------------
Capital Accounts:

        Common Stock - $10.00 Par
        Authorized 5,000,000
        Issued 2,000,000                                  $    20,000,000               $   20,000,000
        Surplus                                                 3,554,034                    3,554,034
        Unrealized Gain or (Loss) on Securities                  (351,066)                     110,468
        Undivided Profits                                      12,376,603                   10,489,087
                                                         -----------------            -----------------

                            Total Capital Accounts        $    35,579,571               $   34,153,589
                                                         -----------------            -----------------

                            Total Liabilities and
                              Capital Accounts             $  367,610,576                $ 356,067,752
                                                         =================            =================


                   PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                              STATEMENT OF INCOME




                                                                      FOR QUARTER ENDED JUNE 30
                                                                                June 30
                                                         ----------------------------------------------

                                                               1996                         1995
                                                               ----                         ----
                                                            Unaudited                    Unaudited
Interest Income:
Interest and Fee Income on Loans:
        Secured by Real Estate                            $     3,305,856              $     2,961,301
        To Finance Agriculture and Farmers                         70,862                       72,453
        Commercial and Industrial                                 834,975                    1,052,460
        Individuals for Household and Personal                    737,103                      672,029
        Obligations of State and Political Tax-Exempt               4,777                        9,680

Interest and Dividend Income on Securities:
        U. S. Treasury and U. S. Gov't Agencies                 1,564,388                    1,493,484
        State and Political Taxable                                19,231                       25,736
        State and Political Tax-Exempt                            194,819                      171,912
        Other Domestic Debt Securities                              9,185                        9,184
        Equity Securities                                               0                            0
Income on Federal Funds Sold                                        5,787                          812
                                                         -----------------            -----------------
                            Total Interest Income         $      6,746,983             $     6,469,051
                                                         -----------------            -----------------
Interest Expense:
  Interest on Deposits:
        NOW Accounts                                      $       277,156             $        300,548
        Money Market Accounts                                     575,890                      666,681
        Other Savings Deposits                                    290,605                      332,386
        C/D's of 100M or More                                     321,766                      243,484
        All Other  Time Deposits                                1,593,745                    1,386,441
   Interest on Federal Funds Purchased
           and Repurchase Agreements                               90,630                      149,852
                                                         -----------------            -----------------
                            Total Interest Expense        $      3,149,792             $     3,079,392
                                                         -----------------            -----------------
                            Net Interest Income           $      3,597,191             $     3,389,659
                                                         -----------------            -----------------
Provision for Loan Losses                                         156,000                       28,000
                                                         -----------------            -----------------
Non-Interest Income:
        Fiduciary Income                                  $       170,302              $       146,363
        Service Charge on Deposit Accounts                        161,642                      141,387
        Other Fee Income                                          177,106                      137,251
        All Other Non-Interest Income                              18,027                       16,195
                                                         -----------------            -----------------
                            Total Non-Interest Income     $       527,077             $        441,196
                                                         -----------------            -----------------
  Realized Gains (Losses) on Held to Maturity
     Securities (Calls)                                                 0                            0
                                                         -----------------            -----------------
  Realized Gains (Losses) on Available for
     Sale Securities                                                3,813                            0
                                                         -----------------            -----------------
Non-Interest Expense:
        Salaries and Employee Benefits                    $     1,302,829              $     1,144,962
        Expense of Premise and Fixed Assets                       223,685                      219,068
        Other Non-Interest Expense                                613,811                      721,946
                                                         -----------------            -----------------
                            Total Non-Interest Expense    $     2,140,325              $     2,085,976
                                                         -----------------            -----------------


Income Before Income Taxes                                $     1,831,756              $     1,716,879

Applicable Income Taxes                                           563,501                      528,330
                                                         -----------------            -----------------
                            Net Income                    $     1,268,255              $     1,188,549
                                                         =================            =================

Earnings Per Common Share                                 $          0.63              $          0.59

Cash Dividends Declared Per Share
  of Common Stock                                         $          0.23              $          0.20


2,000,000 shares outstanding as of June 30, 1996, and 2,000,000 shares outstanding as of June 30, 1995, used as a basis to compute net income per share and income is not on an annualized basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                         For Quarter Ended June 30, 1996

Financial Condition

         During the first six months of 1996, deposits decreased about $1.1 million compared to an increase the first six months of 1995 of $5.0 million. Deposits the second quarter of 1996 decreased about $2.5 million compared to a decrease of $2.1 million the second quarter of 1995. During the first six months of 1996, securities sold under agreements to repurchase increased $2.8 million and federal funds purchased increased $8.0 million. The increase in securities sold under agreements to repurchase and federal funds purchased during the first six months of 1996 funded an increase of $0.8 million growth in the investment portfolio and an increase of $9.2 million in the loan portfolio. Loans increased the second quarter of 1996 by $6.2 million and the investment portfolio decreased by $1.3 million. During the second quarter of 1995, the loan portfolio increased about $750 thousand and the investment portfolio decreased by $9.8 million and these funds were used to reduce securities sold under agreements to repurchase and federal funds purchased.

Results of Operations:

         Net income after taxes for the first six months of 1996 increased $347,165 or 14.11 percent compared to the first six months of 1995. Net income after taxes the second quarter of 1996 increased $79,676 or 6.70 percent compared to the second quarter of 1995. Comparing the first six months of 1996 to 1995, net interest income increased due to the increase in volume of loans. Non-interest income consisting of trust, service charges on deposit accounts and other fee income have all increased due to increased volumes. Non-interest expense has been positively impacted by the reduction of FDIC insurance premiums. The net interest margin the first six months of 1996 has increased to
4.30 percent compared to 4.26 percent the first six months of 1995. Management does not anticipate any significant changes in the nature or ongoing operations of the Bank's ongoing business the third quarter of 1996.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                             STATEMENT OF CASH FLOWS




                                                                 FOR SIX MONTHS ENDED JUNE 30
                                                               1996                         1995
                                                         -----------------            -----------------
Cash Flows From Operating Activities:

        Interest Received                                 $    13,318,094               $   12,866,397
        Fees and Other Non-Interest Income                      1,337,907                    1,039,454
        Interest Paid                                          (6,259,020)                  (5,706,436)
        Cash Paid to Suppliers and Employees                   (3,816,491)                  (4,063,287)
        Income Taxes Paid                                      (1,312,917)                  (1,136,254)
                                                         -----------------            -----------------

Net Cash Provided by Operating Activities                 $      3,267,573             $     2,999,874
                                                         -----------------            -----------------

Cash Flows From Investing Actitvities:

        Maturities of Investment Securities                    21,975,645                   11,148,340
        Proceeds From Calls of Investment
          Securities                                            7,023,789                            0
        Purchases of Investment Securities                    (30,512,600)                    (604,073)
        Net Decrease in Interest-Bearing Deposits                       0                            0
        Net Increase in Loans                                  (9,341,139)                  (7,360,332)
        Proceeds from Sale of Equipment                                 0                            0
        Capital Expenditures                                     (246,973)                    (244,501)
        Purchase of Other Assets                                  (11,559)                           0
        Purchase of Other Real Estate                                   0                            0
        Proceeds From Sale of Other Real Estate                         0                            0
                                                         -----------------            -----------------

Net Cash Used in Investing Activities                      $  (11,112,837)             $     2,939,434
                                                         -----------------            -----------------

Cash Flows From Financing Activities:

        Net Increase in Certificates of Deposit                 4,757,637                   34,798,335
        Net Decrease in Demand Deposits                        (5,843,645)                 (29,825,832)
        Net Increase (Decrease) in Fed Funds Purchased         10,498,034                   (9,790,737)
        Net Increase (Decrease) in Securities Held
          For Resale                                              340,000                            0
        Proceeds From Sale of Common Stock                              0                            0
        Dividends Paid                                           (920,000)                    (800,000)
                                                         -----------------            -----------------

Net Cash Provided by Financing Activities                 $      8,832,026              $   (5,618,234)
                                                         -----------------            -----------------

Net Increase in Cash and Cash Equivalents                         986,762                      321,074

Cash and Cash Equivalents at Beginning of Year                 12,574,772                   12,243,725
                                                         -----------------            -----------------

Cash and Cash Equivalents at End of Quarter               $    13,561,534               $   12,564,799
                                                         =================            =================


                   PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                                                                 For Six Months Ended June 30
                                                               1996                         1995
                                                         -----------------            -----------------
Reconciliation of Net Income to Net Cash
        Provided by Operating Activities:

Net Income                                                $      2,807,516             $     2,460,351
                                                         -----------------            -----------------

Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:

        Depreciation                                              197,311                      202,822
        Provision for Loan Losses                                 156,000                       68,000
        Loss on sale of Equipment                                     165                          675
        Loss on sale of Other Real Estate                               0                            0
        Provision for Deferred Taxes                                    0                            0
        Realized Gains on Available for Sale Securities            (3,813)                           0
        Increase in Taxes Payable                                       0                            0
        (Increase) Decrease in Interest Receivable                (86,180)                      75,141
        Increase in Interest Payable                               19,998                      274,680
        Increase in Prepaid Expenses                             (180,975)                    (354,243)
        Increase in Accrued Expenses                              358,202                      236,524
        Amortization and Accretion                                 12,733                       38,539
        Decrease in Deferred Interest                             (13,384)                      (2,615)
                                                         -----------------            -----------------

Total Adjustments                                         $       460,057              $       539,523
                                                         -----------------            -----------------


Net Cash Provided by Operating Activities                 $      3,267,573             $     2,999,874
                                                         =================            =================


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                      STATEMENT OF CHANGE IN CAPITAL STOCK,
                          SURPLUS AND UNDIVIDED PROFITS

                                                                          For Six Months Ended June 30, 1996



                                    Number of                                                  Unrealized Gain
                                     Shares               Capital                               or (Loss) on          Undivided
                                   Outstanding             Stock               Surplus           Securities            Profits
                                   -------------     -----------------      --------------     ---------------      ---------------
Balance January 1, 1996              2,000,000         $   20,000,000        $  3,554,034       $     110,468         $ 10,489,087

Cash Dividends                                                                                                            (920,000)

Gain or Loss on Securities                                                                           (461,534)

Net Earnings Year-To-Date                                                                                                2,807,516
                                   ------------       ----------------      --------------     ---------------    -----------------

Balances June 30, 1996               2,000,000         $   20,000,000        $  3,554,034       $    (351,066)    $     12,376,603
                                   ============       ================      ==============     ===============    =================


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                      STATEMENT OF CHANGE IN CAPITAL STOCK,
                          SURPLUS AND UNDIVIDED PROFITS

                       For Six Months Ended June 30, 1995



                                    Number of                                                  Unrealized Gain
                                     Shares               Capital                               or (Loss) on          Undivided
                                   Outstanding             Stock               Surplus           Securities            Profits
                                   -------------    -----------------      --------------     ---------------      ---------------
Balance January 1, 1995              2,000,000      $      20,000,000     $     3,554,034    $       (622,110)    $      7,114,480

Cash Dividends                                                                                                            (800,000)

Gain or Loss on Securities                                                                            500,678

Net Earnings Year-To-Date                                                                                                2,460,351
                                   ------------       ----------------      --------------     ---------------      ---------------

Balances June 30, 1995               2,000,000         $   20,000,000        $  3,554,034       $    (121,432)       $   8,774,831
                                   ============       ================      ==============     ===============      ===============



         Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     PLANTERS BANK & TRUST COMPANY OF VIRGINIA

Date________________                 ________________________________
                                     President

Date________________                 ________________________________
                                     Senior Vice President & Cashier




                                                      FINANCIAL STATEMENT 5(A)5



                                    FORM F-4



                        QUARTERLY REPORT UNDER SECTION 13

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 1996

                                     20786-1










                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                                    VIRGINIA

                                   54-0913256


                             24 SOUTH AUGUSTA STREET

                               STAUNTON, VIRGINIA
                                      24401


                                  540-885-1232



                                    YES X NO __





     The number of shares outstanding of the registrants' stock, which is common, was 2,000,000 as of September 30, 1996.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                               INDEX FOR FORM F-4

                 FOR THE THIRD QUARTER ENDING SEPTEMBER 30, 1996


                                                                    Page No.

Consolidated Statement of Financial Condition                              1

Consolidated Statement of Earnings for Quarter
         Ended September 30                                                2

Consolidated Statement of Earnings for Nine Months
         Ended September 30                                                3

Management's Discussion and Analysis of
         Financial Condition and Results of Operations                     4

Consolidated Statement of Cash Flows for Nine Months
         Ended September 30                                            5 & 6

Consolidated Statement of Change in Capital Stock,
         Surplus & Undivided Profits                                       7

Signatures                                                                 8

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                                       September 30,                              December 31,
                                                            1996                                      1995
                                                      -----------------                         ------------------
Assets:

        Cash and Due From Depository
          Institutions                                 $    15,245,496                           $     12,574,772
        Interest Earning Bank Deposits                               0                                          0
        Federal Funds Sold                                           0                                          0
        U.S. Treasury Securities                            13,493,095                                 14,081,746
        U.S. Agency Securities                              88,917,898                                 94,179,910
        State and Municipal Obligations                     17,661,193                                 16,586,241
        Corporate Securities                                   499,904                                    499,816
        Other Securities                                             0                                     50,544
        Loans Net of Unearned Income                       232,720,502                                212,327,045
        Less Allowance for Loan Losses                      (2,999,207)                                (2,785,792)
                                                      -----------------                         ------------------
                            Net Loans                      229,721,295                                209,541,253

        Bank Premises and Equipment Net
          of Depreciation                              $     4,388,731                           $      4,309,154
        Accrued Interest on Loans and
          Securities                                         3,208,141                                  3,083,104
        Deposit Intangibles                                    295,726                                    313,465
        Other Assets                                         1,361,197                                    847,747
                                                      -----------------                         ------------------

                            Total Assets               $   374,792,676                           $    356,067,752
                                                      =================                         ==================


Liability and Capital Accounts:

        Demand Deposits                                $    49,869,417                           $     43,648,387
        Negotiable Orders of Withdrawal                     38,560,287                                 38,467,097
        Money Market Deposit Accounts                       58,409,684                                 67,803,776
        Passbook Savings                                    36,914,925                                 38,643,617
        Time Deposits                                      149,595,547                                131,014,910
        Securities Sold Under Agreements
          to Repurchase                                      3,425,034                                  1,330,000
        Federal Funds Purchased                                      0                                          0
        Other Liabilities                                    1,615,894                                  1,006,376
                                                      -----------------                         ------------------

                            Total Liabilities          $   338,390,788                           $    321,914,163
                                                      -----------------                         ------------------
Capital Accounts:

        Common Stock - $10.00 Par
        Authorized 5,000,000
        Issued 2,000,000                               $    20,000,000                           $     20,000,000
        Surplus                                              3,554,034                                  3,554,034
        Unrealized Gain or (Loss) on Securities               (292,726)                                   110,468
        Undivided Profits                                   13,140,580                                 10,489,087
                                                      -----------------                         ------------------

                            Total Capital Accounts     $    36,401,888                           $     34,153,589
                                                      -----------------                         ------------------

                            Total Liabilities and
                              Capital Accounts         $   374,792,676                           $    356,067,752
                                                      =================                         ==================


                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                        CONSOLIDATED STATEMENT OF INCOME

                         FOR QUARTER ENDED SEPTEMBER 30

                                                                                September 30, 1997
                                                             ------------------------------------------------------------

                                                                   1996                                      1995
                                                                   ----                                      ----
                                                                Unaudited                                  Unaudited
Interest Income:
Interest and Fee Income on Loans:
        Secured by Real Estate                                $     3,448,088                           $      3,225,649
        To Finance Agriculture and Farmers                             77,834                                     78,682
        Commercial and Industrial                                     822,374                                    847,493
        Individuals for Household and Personal                        791,790                                    685,688
        Obligations of State and Political Tax-Exempt                   6,509                                      8,984

Interest and Dividend Income on Securities:
        U. S. Treasury and U. S. Gov't Agencies                     1,521,927                                  1,428,500
        State and Political Taxable                                    20,847                                     22,360
        State and Political Tax-Exempt                                185,837                                    172,883
        Other Domestic Debt Securities                                  9,186                                      9,184
        Equity Securities                                                   0                                          0
Income on Federal Funds Sold                                           16,048                                     58,255
                                                             -----------------                         ------------------
                            Total Interest Income             $      6,900,440                          $      6,537,678
                                                             -----------------                         ------------------
Interest Expense:
  Interest on Deposits:
        NOW Accounts                                                  271,404                           $        304,522
        Money Market Accounts                                         577,327                                    685,630
        Other Savings Deposits                                        282,050                                    331,702
        C/D's of 100M or More                                         311,712                                    265,654
        All Other  Time Deposits                                    1,684,670                                  1,504,903
   Interest on Federal Funds Purchased
           and Repurchase Agreements                                   84,496                                     39,432
                                                             -----------------                         -----------------
                            Total Interest Expense            $     3,211,659                           $      3,131,843
                                                             ----------------                          -----------------
                            Net Interest Income               $     3,688,781                           $      3,405,835
                                                             ----------------                          -----------------
Provision for Loan Losses                                             225,000                                    115,000
                                                             ----------------                          -----------------
Non-Interest Income:
        Fiduciary Income                                      $       186,391                           $        201,507
        Service Charge on Deposit Accounts                            163,275                                    167,054
        Other Fee Income                                              192,968                                    150,052
        All Other Non-Interest Income                                  19,536                                     18,211
                                                             ----------------                         ------------------
                            Total Non-Interest Income         $       562,170                           $        536,824
                                                             -----------------                         ------------------
  Realized Gains (Losses) on Held to Maturity
     Securities (Calls)                                                     0                                          0
                                                             -----------------                         ------------------
  Realized Gains (Losses) on Available for
     Sale Securities                                                        0                                          0
                                                             -----------------                         ------------------
Non-Interest Expense:
        Salaries and Employee Benefits                        $      1,340,893                          $      1,187,552
        Expense of Premise and Fixed Assets                            227,145                                   250,322
        Other Non-Interest Expense                                     630,671                                   528,137
                                                             -----------------                         ------------------
                            Total Non-Interest Expense        $      2,198,709                          $      1,966,011
                                                             -----------------                         ------------------

Income Before Income Taxes                                    $      1,827,242                          $      1,861,648

Applicable Income Taxes                                                563,263                                   577,949
                                                             -----------------                         ------------------
                            Net Income                        $      1,263,979                          $      1,283,699
                                                             =================                         ==================

Earnings Per Common Share                                     $          0.63                           $           0.64

Cash Dividends Declared Per Share
  of Common Stock                                             $          0.25                           $           0.20


2,000,000 shares outstanding as of September 30, 1996, and 2,000,000 shares outstanding as of September 30, 1995, used as a basis to compute net income per share and income is not on an annualized basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      For Quarter Ended September 30, 1996

Financial Condition

         During the first nine months of 1996, deposits increased $13.4 million compared to growth of $15.5 million the first nine months of 1995. The third quarter of 1996 deposits increased $14.9 million compared to an increase of $10.6 million the third quarter of 1995. The investment portfolio decreased about $4.8 million the first nine months of 1996 compared to a decrease of 6.4 million the first nine months of 1995. During the third quarter of 1996 the investment portfolio decreased $5.6 million compared to a decrease of $6.4 million the third quarter of 1995. Securities sold under agreements to repurchase increased about $2.1 million during the first nine months of 1996 compared to an increase of about $2.0 million the first six months of 1995. The increase in deposits, securities sold under agreements to repurchase and the decrease in the investment portfolio funded an increase of $20.4 million growth in the loan portfolio the first nine months of 1996 compared to an increase of $9.7 million growth for the same period in 1995. Loans increased the third quarter of 1996 by approximately $11.2 million compared to a $2.4 million growth the third quarter of 1995. Management does not anticipate any material changes in the financial condition during the fourth quarter of 1996.

Results of Operations:

         Net income after taxes the first nine months of 1996 increased $327,444 or 8.75 percent compared to the first nine months of 1995. The third quarter of 1996, net income after taxes decreased $19,721 compared to the third quarter of 1995. Net interest income before provision for loan losses increased $651,176 during the first nine months of 1996 compared to the same period in 1995. During the third quarter of 1996 net interest income before provision for loan losses increased $282,946 compared to the third quarter of 1995. These increases were due to increases in volume as the interest margin was 4.30 percent in 1996 and
4.28 percent in 1995. Due to the increase in loan volume the provision for loan losses increased $198,000 the first nine months of 1996 and by $110,000 the third quarter of 1996 compared to like periods in 1995. Non-interest income increased the first nine months of 1996 by $323,798 or 20.54 percent in the areas of fiduciary, service charge and fee income compared to the first nine months of 1995, while non-interest expenses for the same period increased by $297,025 or 4.82 percent.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                       FOR NINE MONTHS ENDED SEPTEMBER 30

                                                                  1996                                      1995
                                                             -----------------                         ------------------
Cash Flows From Operating Activities:

        Interest Received                                     $     20,190,954                           $     19,210,061
        Fees and Other Non-Interest Income                           1,884,948                                  1,576,279
        Interest Paid                                               (9,407,576)                                (8,809,145)
        Cash Paid to Suppliers and Employees                        (5,613,578)                                (5,517,007)
        Income Taxes Paid                                           (1,931,458)                                (1,708,827)
                                                             -----------------                         ------------------

Net Cash Provided by Operating Activities                     $      5,123,290                          $       4,751,361
                                                             -----------------                         ------------------

Cash Flows From Investing Actitvities:

        Maturities of Investment Securities                         30,905,645                                 19,819,020
        Proceeds From Calls of Investment
          Securities                                                 7,023,789                                          0
        Purchases of Investment Securities                         (33,744,850)                               (12,597,468)
        Net Decrease in Interest-Bearing Deposits                            0                                          0
        Net Increase in Loans                                      (20,561,042)                                (9,903,644)
        Proceeds from Sale of Equipment                                      0                                          0
        Capital Expenditures                                          (459,052)                                  (261,635)
        Purchase of Other Assets                                       (64,162)                                         0
        Purchase of Other Real Estate                                        0                                          0
        Proceeds From Sale of Other Real Estate                              0                                          0
                                                             -----------------                         ------------------

Net Cash Used in Investing Activities                          $   (16,899,672)                          $     (2,943,727)
                                                             -----------------                         ------------------

Cash Flows From Financing Activities:

        Net Increase in Certificates of Deposit                     18,580,637                                 40,016,081
        Net Decrease in Demand Deposits                             (4,808,565)                               (24,480,731)
        Net Increase (Decrease) in Fed Funds Purchased               1,715,034                                (14,680,737)
        Net Increase in Securities Held For Resale                     380,000                                          0
        Proceeds From Sale of Common Stock                                   0                                          0
        Dividends Paid                                              (1,420,000)                                (1,200,000)
                                                             -----------------                         ------------------

Net Cash Provided by Financing Activities                     $     14,447,106                           $       (345,387)
                                                             -----------------                         ------------------

Net Increase in Cash and Cash Equivalents                            2,670,724                                  1,462,247

Cash and Cash Equivalents at Beginning of Year                      12,574,772                                 12,243,725
                                                             -----------------                         ------------------

Cash and Cash Equivalents at End of Quarter                   $     15,245,496                           $     13,705,972
                                                             =================                         ==================

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

                       FOR NINE MONTHS ENDED SEPTEMBER 30

                                                                    1996                                      1995
                                                              -----------------                         ------------------
Reconciliation of Net Income to Net Cash
        Provided by Operating Activities:

Net Income                                                     $     4,071,494                           $      3,744,050
                                                              -----------------                         ------------------

Adjustments to Reconcile Net Income to Net Cash
        Provided by Operating Activities:

        Depreciation                                                   296,483                                    307,425
        Provision for Loan Losses                                      381,000                                    183,000
        Loss on sale of Equipment                                        2,579                                        778
        Loss on sale of Other Real Estate                                    0                                          0
        Provision for Deferred Taxes                                         0                                          0
        Realized Gains on Available for Sale Securities                 (3,813)                                         0
        Increase in Taxes Payable                                            0                                          0
        Increase in Interest Receivable                               (125,036)                                  (143,171)
        Increase in Interest Payable                                    83,101                                    303,814
        Increase in Prepaid Expenses                                  (121,751)                                   (93,995)
        Increase in Accrued Expenses                                   528,106                                    383,324
        Amortization and Accretion                                      27,943                                     56,531
        (Decrease) Increase in Deferred Interest                        (1,688)                                     9,605
        Increase in Fees Receivable                                    (15,128)                                         0
                                                              -----------------                         ------------------

Total Adjustments                                              $     1,051,796                           $      1,007,311
                                                              -----------------                         ------------------

Net Cash Provided by Operating Activities                      $     5,123,290                           $      4,751,361
                                                              =================                         ==================

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA
                        CONSOLIDATED STATEMENT OF INCOME
                       FOR NINE MONTHS ENDED SEPTEMBER 30

                                                                                   September 30,
                                                              ------------------------------------------------------------
                                                                    1996                                      1995
                                                                    ----                                      ----
                                                                 Unaudited                                  Unaudited

Interest Income:
Interest and Fee Income on Loans:
        Secured by Real Estate                                 $    10,074,318                           $      9,171,680
        To Finance Agriculture and Farmers                             218,721                                    217,054
        Commercial and Industrial                                    2,446,497                                  2,719,391
        Individuals for Household and Personal                       2,225,108                                  1,991,551
        Obligations of State and Political Tax-Exempt                   21,124                                     29,038

Interest and Dividend Income on Securities:
        U. S. Treasury and U. S. Gov't Agencies                      4,624,727                                  4,495,206
        State and Political Taxable                                     58,830                                     78,023
        State and Political Tax-Exempt                                 563,493                                    515,104
        Other Domestic Debt Securities                                  27,556                                     27,551
        Equity Securities                                                    0                                      1,170
Income on Federal Funds Sold                                            73,354                                     59,066
                                                              -----------------                         ------------------
                            Total Interest Income              $    20,333,728                           $     19,304,834
                                                              -----------------                         ------------------
Interest Expense:
  Interest on Deposits:
        NOW Accounts                                           $       812,503                           $        894,731
        Money Market Accounts                                        1,799,477                                  2,051,493
        Other Savings Deposits                                         856,998                                  1,006,481
        C/D's of 100M or More                                          948,330                                    716,771
        All Other  Time Deposits                                     4,859,237                                  4,036,288
   Interest on Federal Funds Purchased
           and Repurchase Agreements                                   214,132                                    407,195
                                                              -----------------                         ------------------
                            Total Interest Expense             $     9,490,677                           $      9,112,959
                                                              -----------------                         ------------------
                            Net Interest Income                $    10,843,051                           $     10,191,875
                                                              -----------------                         ------------------
Provision for Loan Losses                                              381,000                                    183,000
                                                              -----------------                         ------------------
Non-Interest Income:
        Fiduciary Income                                       $       752,030                           $        608,347
        Service Charge on Deposit Accounts                             486,285                                    460,973
        Other Fee Income                                               606,954                                    453,072
        All Other Non-Interest Income                                   54,807                                     53,886
                                                              -----------------                         ------------------
                            Total Non-Interest Income          $     1,900,076                           $      1,576,278
                                                              -----------------                         ------------------
  Realized Gains (Losses) on Held to Maturity
     Securities (Calls)                                                      0                                          0
                                                              -----------------                         ------------------
  Realized Gains (Losses) on Available for
     Sale Securities                                                     3,813                                          0
                                                              -----------------                         ------------------
Non-Interest Expense:
        Salaries and Employee Benefits                         $     3,944,998                                  3,488,078
        Expense of Premise and Fixed Assets                            689,642                                    698,650
        Other Non-Interest Expense                                   1,827,877                                  1,978,763
                                                              -----------------                         ------------------
                            Total Non-Interest Expense         $     6,462,517                          $       6,165,491
                                                              -----------------                         ------------------

Income Before Income Taxes                                     $     5,903,423                          $       5,419,662

Applicable Income Taxes                                              1,831,929                                  1,675,612
                                                              -----------------                         ------------------
                            Net Income                         $     4,071,494                          $       3,744,050
                                                              =================                         ==================
Earnings Per Common Share                                      $          2.04                          $            1.87
Cash Dividends Declared Per Share
  of Common Stock                                              $          0.71                          $            0.60


2,000,000 shares outstanding as of September 30, 1996, and 2,000,000 shares outstanding as of September 30, 1995, used as a basis to compute net income per share and income is not on an annualized basis.

                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

               CONSOLIDATED STATEMENT OF CHANGE IN CAPITAL STOCK,
                          SURPLUS AND UNDIVIDED PROFITS


                                                         For Nine Months Ended September 30, 1996


                                         Number of                                            Unrealized Gain
                                          Shares            Capital                            or (Loss) on            Undivided
                                        Outstanding          Stock           Surplus            Securities              Profits
                                        --------------------------------  ---------------   --------------------    ----------------
      Balance January 1, 1996             2,000,000        $ 20,000,000      $ 3,554,034     $          110,468        $ 10,489,087

      Cash Dividends                                                                                                     (1,420,000)

      Gain or Loss on Securities                                                                       (403,194)

      Net Earnings Year-To-Date                                                                                           4,071,493
                                        ------------    ----------------  ---------------   --------------------    ----------------

      Balances September 30, 1996         2,000,000        $ 20,000,000      $ 3,554,034     $         (292,726)       $ 13,140,580
                                        ============    ================  ===============   ====================    ================



                    PLANTERS BANK & TRUST COMPANY OF VIRGINIA

               CONSOLIDATED STATEMENT OF CHANGE IN CAPITAL STOCK,
                          SURPLUS AND UNDIVIDED PROFITS

                    For Nine Months Ended September 30, 1995



                                         Number of                                            Unrealized Gain
                                          Shares            Capital                            or (Loss) on            Undivided
                                        Outstanding          Stock           Surplus            Securities              Profits
                                        --------------------------------  ---------------   --------------------    ----------------
      Balance January 1, 1995             2,000,000        $ 20,000,000      $ 3,554,034     $         (622,110)      $   7,114,480

      Cash Dividends                                                                                                     (1,200,000)

      Gain or Loss on Securities                                                                        539,037

      Net Earnings Year-To-Date                                                                                           3,744,050
                                        ------------    ----------------  ---------------   --------------------  ------------------

      Balances September 30, 1995         2,000,000        $ 20,000,000      $ 3,554,034     $          (83,073)      $   9,658,530
                                        ============    ================  ===============   ====================  ==================


         Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      PLANTERS BANK & TRUST COMPANY OF VIRGINIA

Date_______________                   _________________________________________
                                      President

Date_______________                   _________________________________________
                                      Senior Vice President & Cashier